U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

LEGENDS FINANCIAL HOLDINGS, INC.

(NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

TENNESSEE	32-0008963

(STATE OF OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(IRS EMPLOYER IDENTIFICATION NO.)

310 NORTH FIRST STREET, CLARKSVILLE, TENNESSEE	37040

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)	(ZIP CODE)

ISSUER’S TELEPHONE NUMBER: (931) 503-1234

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS TO BE SO REGISTERED	NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED

N/A	N/A

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(TITLE OF CLASS)

TABLE OF CONTENTS

PART I	1
ITEM 1. DESCRIPTION OF BUSINESS	1
General	1
Market Area	1
Employees	1
Investment Policy	1
Loan Portfolio	2
Loan Policy	2
Credit Risk Management and Reserve for Loan Losses	3
Competition	4
Supervision and Regulation	4
Financial Modernization Legislation	5
State Regulation of Legends Bank	5
Capital Adequacy	6
Payment of Dividends	6
Loans in Bankruptcy	7
LEGENDS BANK SELECTED FINANCIAL INFORMATION (UNAUDITED)	8
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	10
Forward-Looking Statements	10
Results of Operations for the Nine Months Ended September 30, 2002 Compared to the Nine Months Ended September 30, 2001	10
Results of Operations for the Years Ended December 31, 2001 and 2000	15
I. Distribution of Assets, Liabilities and Stockholders’ Equity:	21
II. Investment Portfolio:	25
III. Loan Portfolio:	26
IV. Summary of Loan Loss Experience:	29
V. Deposits:	31
VI. Return on Equity and Assets:	32
Impact of New Accounting Standards	35
ITEM 3. DESCRIPTION OF PROPERTY	35
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	36
ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	38
ITEM 6. EXECUTIVE COMPENSATION	40
Director Compensation	41
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	41
ITEM 8. DESCRIPTION OF SECURITIES	41
General	41
Common Stock	41
Preferred Stock	42
Limitation on Director’s Liability and Indemnification	43
Stock Option Plan	44

i

ii

PART I
ITEM 1. DESCRIPTION OF BUSINESS

General

     Legends Financial Holdings, Inc. (“Legends Financial”) is a corporation formed on February 27, 2002 under the laws of the State of Tennessee for the purpose of acquiring Legends Bank, a Tennessee banking corporation (“Legends Bank”), by means of a share exchange and becoming a registered bank holding company under the Federal Reserve Act. On April 16, 2002, the shareholders of Legends Bank approved a Plan of Share Exchange (the “Plan of Share Exchange”) between Legends Financial and Legends Bank whereby the common shares of Legends Bank were exchanged, on a one for one basis, for common shares of the Company. The exchange became effective on July 1, 2002.

     Legends Bank is a banking corporation incorporated under the laws of Tennessee in 1998. Legends Bank deposit accounts are insured under the Federal Deposit Insurance Act (“FDIA”), up to the maximum applicable limits thereof. Legends Bank has its main office at 310 North First Street, Clarksville, Tennessee, and branch locations at 2250-O Wilma Rudolph Boulevard and 1950 Madison Street, also in Clarksville.

     Legends Bank considers its primary market for loans and deposits to be individuals, small-to-medium size businesses, and professionals within Legends Bank primary trade area. Legends Bank offers a full range of depository products, including checking accounts; savings accounts; money market deposit accounts; various types of time deposits; individual retirement accounts; mobile branch services; lockbox services and safe deposit services. Legends Bank also offers its customers loans for consumer, commercial, and real estate purposes, and credit services. Legends Bank principal source of income is from interest earned on personal, commercial and real estate loans of various types. Legends Bank has correspondent banking relationships with a variety of banks, including certain regional banks.

     Legends Bank is subject to the regulatory authority of the Tennessee Department of Financial Institutions (“TDFI”) and the Federal Deposit Insurance Corporation (“FDIC”). The Company is regulated by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”).

     As of September 30, 2002, Legends Financial had total assets of $109,636,000, total deposits of $92,319,000 and stockholders’ equity of $13,715,000. As of December 31, 2001, Legends Financial had total assets of $90,026,000, total deposits of $73,438,000, and stockholders’ equity of $13,070,000. Net income was $381,000 for the nine months ended September 30, 2002, as compared to $288,000 for the nine months ended September 30, 2001, and $499,000 for the year ended December 31, 2001.

     During 2002, Legends Bank formed a wholly owned subsidiary, Legends Financial Services, Inc. The subsidiary is affiliated with Community Bank Marketing and Royal Alliance and offers customers a wide array of financial products. Through its subsidiary, Legends Bank is able to offer annuities, stock, bonds, mutual funds as well as other investment products. These investment products are not federally insured and there is possibility of principal loss.

Market Area

     Legends Bank’s primary service area encompasses Clarksville, Montgomery County, Tennessee and the surrounding counties in Tennessee and Kentucky. Clarksville is situated on the Tennessee-Kentucky border approximately 40 miles northwest of Nashville, Tennessee. Clarksville’s population is over 100,000, with the county totaling 135,000 people. Clarksville is home to Austin Peay State University, which is part of the Tennessee Regents higher education system with an enrollment of 7,000. A factor effecting Clarksville’s growth is the proximity to Fort Campbell, Kentucky, home of the 101st Airborne Division as well as other special forces outfits. There are over 23,000 soldiers and 40,000 family members that reside at Fort Campbell. Based on comparable data available on a statewide and national level, the local economy appears to be in better relative health than both Tennessee and the United States. The local retail, real estate and construction sectors are all showing positive growth. The data indicates the local economy is experiencing overall modest but stable growth. Today, Clarksville is Tennessee’s fifth largest and third fastest growing city.

Employees

     As of October 1, 2002, Legends Bank had 40 full-time employees, of which 10 were Bank officers, and five people employed on a part-time basis. Legends Bank employees are not represented by any union or other collective bargaining agreement and Legends Bank believes its employee relations are satisfactory.

Investment Policy

     The objective of Legends Bank investment policy is to invest funds not otherwise needed to meet the loan demand of its market area to earn the maximum return for Legends Bank, yet still maintain sufficient liquidity to meet fluctuations in Legends Bank’s loan demand and deposit structure. In doing so, Legends Bank balances the market and credit risks against the potential investment return, makes investments compatible with the pledge requirements of Legends Bank’s deposits of public funds, maintains compliance with regulatory investment requirements, and assists the various public entities with their financing needs. Thomas Bates, Jr. and Jan Roberts are authorized to execute security transactions for the investment portfolio based on the decisions of the investment committee. All the investment transactions occurring since the previous board of directors’ meeting are reviewed by the board at its next monthly meeting, and the entire portfolio is reviewed on a semi-annual basis. The investment policy allows portfolio holdings to include short-term securities purchased to provide Legends Bank needed liquidity and longer term securities purchased to generate level income for Legends Bank over periods of interest rate fluctuations.

Loan Portfolio

     Legends Bank had a total of $63.1 million in loans at December 31, 2001. As the loan portfolio is concentrated in Montgomery County, there is a risk that the ability of borrowers to repay the loans could be affected by changes in local economic conditions. The loan portfolio consists primarily of real estate, commercial and installment loans. Commercial loans consist of real estate loans, term loans, or lines of credit. Maturity of term loans is normally limited to three to five years. Conventional real estate loans may be made up to 89% of the appraised value or purchase cost of the real estate, with maturities generally 5 years or less and amortization not to exceed 30 years. Installment loans are based on the earning capacity and vocational stability of the borrower.

Loan Policy

     All lending activities of Legends Bank are under the direct supervision and control of Legends Bank’s credit approval committee and the credit review committee. The credit approval and review committees enforce loan authorizations for each officer, decide on loans exceeding such limits, service all requests for officer credits to the extent allowable under current laws and regulations, administer all problem credits, and determine the allocation of funds for each lending division.

     The Executive Loan Committee approves loans over $400,000 while the Board of Directors approves loans of $1,000,000 or more and reviews all new loans made the preceding month. Loans which are 30 days or more past due are reviewed monthly.

     Real Estate Loans. Commercial real estate loans are secured primarily by office, industrial and retail properties located in Clarksville. Included in this category are loans secured by farmland. These types of loans amounted to $18.7 million or 30% of the total loan portfolio as of December 31, 2001. Commercial real estate loans typically may be amortized up to 20 years, but frequently have maturities at five years or less. Commercial real estate loans are originated with a loan-to-value ratio generally not exceeding 75%. Commercial real estate loans are generally larger and involve a greater degree of risk than mortgage loans.

     Construction/Land development loans total $12.9 million or 20% of the total portfolio on December 31, 2001. These loans are primarily used to fund residential construction. Loans typically are set up for one to two years with adjustable rates and are repaid with the sale of collateral. Construction loans for residential construction are originated with a loan-to-value ratio originally not exceeding 80%, and construction loans for non-residential construction and land development are originated with a loan-to-value ratio generally not exceeding 75%. The Clarksville area continues to prosper in the residential home market.

     Residential real estate loans represent loans secured by 1-4 family mortgages. These loans, as of December 31, 2001, including junior loans and home equity lines, total $9.8 million or 15% of the total loan portfolio. Single family residence loans are originated for terms up to 30-year amortization. Advances are typically limited to the lessor of 80% of appraised value or purchased price. While amortization schedules may be for 30 years, interest rates on real estate loans are generally not set for a period longer than three to five years. Residential real estate loans are originated with a loan-to-value ratio generally not exceeding 89.9%.

     Commercial Business Loans. Commercial business loans are business loans that are not secured by real estate and are dependent on business cash flows for repayment. At December 31, 2001, commercial loans amounted to $17.5 million or 28% of the total loan portfolio. Half of the outstanding commercial loans are term loans, and half are commercial lines of credit.

     Consumer Loans. Consumer loans are made to provide a wide range of financial services to customers and to create stronger ties to customers. Consumer loans are typically five years or shorter and tend to carry higher yields, helping maintain a profitable spread between average loan yields and our cost of funds. Underwriting standards for consumer loans include assessment of the applicant’s repayment ability. Consumer loan repayments are dependent on the borrower’s continuing financial stability and are likely to be adversely affected by job loss, divorce and illness. As of December 31, 2001, consumer loans amounted to $3.9 million or 7% of the total loan portfolio.

     Management of Legends Bank periodically reviews the loan portfolio, particularly non-accrual and renegotiated loans. The review may result in a determination that a loan should be placed on a non-accrual status for income recognition. In addition, to the extent that management identifies potential losses in the loan portfolio, it reduces the book value of such loans, through charge-offs, to their estimated collectible value. Legends Bank’s policy is to classify as non-accrual any loan on which payment of principal or interest is 90 days or more past due except where there is adequate collateral to cover principal and accrued interest and the loan is in the process of collection. Management defines “in the process of collection” as that point where the customer has agreed to an accelerated repayment plan to bring the loan current, which definition is in accordance with generally accepted accounting principles (“GAAP”) but is not in accordance with definition as contained in Banking Bulletin 91-19. No concessions are granted and late fees are collected. In addition, a loan will be classified as non-accrual if, in the opinion of the management, based upon a review of the borrower’s or guarantor’s financial condition, collateral value or other factors, payment is questionable, even though payments are not 90 days or more past due.

     When a loan is classified as non-accrual, any unpaid interest is reversed against current income. Interest is included in income thereafter only to the extent received in cash. The loan remains in a non-accrual classification until such time as the loan is brought current, when it may be returned to accrual classification. When principal or interest on a non-accrual loan is brought current, if in management’s opinion future payments are questionable, the loan would remain classified as non-accrual. After a non-accrual or renegotiated loan is charged off, any subsequent payments of either interest or principal are applied first to any remaining balance outstanding, then to recoveries and lastly to income.

     The large number of consumer installment loans and the relatively small dollar amount of each makes an individual review impracticable. It is Legends Bank’s policy to charge off any consumer installment loan which is past due 120 days or more.

     In addition, mortgage loans secured by real estate are placed on non-accrual status when the mortgagor is in bankruptcy, or foreclosure proceedings are instituted. Any accrued interest receivable remains an obligation of the borrower.

     Legends Bank’s underwriting guidelines are applied to four major categories of loans, commercial and industrial, consumer, agricultural and real estate which includes residential, construction and development and certain other real estate loans. Legends Bank requires its loan officers and loan committee to consider the borrower’s character, the borrower’s industry and the economic environment in which the loan will be repaid. Before approving a loan, the loan officer or committee must determine that the borrower is basically honest and creditworthy, determine that the borrower is a capable manager, understand the specific purpose of the loans, understand the source and plan of repayment, determine that the purpose, plan and source of repayment as well as collateral are acceptable, reasonable and practical given the normal framework within which the borrower operates.

     The accrual of interest income is discontinued when it is determined that the collection of interest is less probable or the collection of any amount of principal is doubtful. The decision to place a loan on a non-accrual status is based on an evaluation of the borrower’s financial condition, collateral liquidation value, economic and business conditions and other factors that affect the borrower’s ability to pay. At the time a loan is placed on a non-accrual status, the accrued but unpaid interest is also evaluated as to collectability. If collectability is doubtful, the unpaid interest is charged off. Thereafter, interest on non-accrual loans is recognized only as received. Legends Bank had $18,000 loans on non-accrual status at December 31, 2001.

     At December 31, 2001, there were loans totaling $2,055,000, which were included in Legends Bank’s internal classified loans list. Loans are listed as classified when information obtained about possible credit problems of the borrower has prompted management to question the ability of the borrower to comply with the repayment terms of the loan agreement. The loan classifications do not represent or result from trends or uncertainties which management expects will be materially impacted by economic or other conditions.

     At December 31, 2001, there were no loan concentrations that exceeded ten percent of total loans. Loan concentrations are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions.

     There were no material amounts of other interest-bearing assets (interest-bearing deposits with other banks, municipal bonds, etc.) at December 31, 2001 which would be required to be disclosed as past due, non-accrual, restructured or potential problem loans, if such interest-bearing assets were loans.

Credit Risk Management and Reserve for Loan Losses

     Credit risks and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of Legends Bank. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are endorsed and maintained.

     The allowance for possible loan losses is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible. The provision for possible loan losses charged to operating expense is based on past loan loss experience and other factors, which, in management’s judgment, deserve current recognition in estimating possible loan losses. Such other factors considered by management include growth and composition of the loan portfolio, review of specific loan problems, the relationship of the allowance for possible loan losses to outstanding loans, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current economic conditions that may affect the borrower’s ability to pay.

     Management conducts a continuous review of all loans that are delinquent, previously charged down or loans which are determined to be potentially uncollectible. Loan classifications are reviewed periodically by a person independent of the lending function. The Board of Directors periodically reviews the adequacy of the allowance for possible loan loss.

     The loan portfolio is regularly reviewed and management determines the amount of loans to be charged off. In addition, such factors as Legends Bank’s previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require Legends Bank to recognize additions to the allowances based on their judgments about information available at the time of their examination. In addition, any loan or portion thereof which is classified as a “loss” by regulatory examiners is charged off.

     The reserve for loan losses is increased by provisions charged to operating expense. The reserve is reduced by charging off loans or portions of loans at the time that are deemed by management to be uncollectible and increased when loans previously charged off are recovered. The resulting reserve for loan losses is viewed by management as a single, unallocated reserve available for all loans and, in management’s opinion, is adequate to provide for reasonably foreseeable potential loan losses. Rules and formulas relative to the adequacy of the reserve, although useful as guidelines to management, are not rigidly applied. The reserve for loan losses was $755,000 at year-end 2001 or 1.20% of loans outstanding, net of unearned income.

Competition

     Legends Bank encounters strong competition in making loans, acquiring deposits and offering other services. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. Legends Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Many of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits, and may offer certain services that Legends Bank does not currently provide. In addition, many of Legends Bank’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Riegle-Neal”) authorized bank holding companies to acquire banks and other bank holding companies without geographic limitations beginning September 30, 1995. The arrival of interstate banking has further increased the competitiveness of the banking industry.

     In addition, beginning June 1, 1997, Riegle-Neal authorized interstate mergers and consolidations of existing banks, provided that neither bank’s home state had opted out of interstate branching by May 31, 1997. Tennessee did not opt out of interstate branching. Interstate branching provides that once a bank has established branches in a state through an interstate merger, the bank may establish and acquire additional branches at any location in the state where any bank involved in the interstate merger could have established or acquired branches under applicable federal or state law.

     The continued deregulation of the financial services industry may have a detrimental effect on Legends Bank’s long-term growth and profitability.

Supervision and Regulation

     Legends Bank is regulated primarily by the TDFI and FDIC. Legends Bank is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investment securities that may be purchased. Various consumer laws and regulations also affect the operations of Legends Bank. In addition to the impact of regulation, commercial banks are also affected significantly by the actions of the Federal Open Market Committee (“FOMC”) of the Federal Reserve as a differentiating factor. The FOMC’s actions on interest rates significantly impacts the net interest margin and interest rate risk management activities of Legends Bank.

     Legends Financial is regulated by the Federal Reserve Board under Legends Bank Holding Company Act of 1956, which requires every bank holding company to obtain the prior approval of the Federal Reserve Board before:

•	acquiring more than 5% of the voting shares of any bank, or

•	acquiring all or substantially all of the assets of a bank, and

•	before merging or consolidating with another bank holding company.

     The Federal Reserve Board has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve Board policy, Legends Financial may be required to provide financial support for a subsidiary bank, such as Legends Bank, at a time when, in the absence of such Federal Reserve Board policy, Legends Financial may not deem it advisable to provide such assistance.

     A bank holding company is generally prohibited from acquiring control of any company which is not a bank and from engaging in any business other than the business of banking or managing and controlling banks. However, there are certain activities which have been identified by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto and thus permissible for bank holding companies.

     As a bank holding company, Legends Financial is required to file with the Federal Reserve Board an annual report of its operations at the end of each fiscal year and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may also make examinations of the Company and each of its subsidiaries.

     From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial services providers. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial service providers are frequently made in Congress, before the Tennessee legislature and the other various bank regulatory agencies. The likelihood of these changes occurring and the effect they may have on Legends Bank’s and Legends Financial’s operations are difficult to predict.

Financial Modernization Legislation

     The Gramm-Leach-Bliley Act (“GLBA”) authorizes affiliations between banking, securities and insurance firms and authorizes bank holding companies and national banks to engage in a variety of new financial activities. Among the new activities that are permitted to bank holding companies are securities and insurance brokerage, securities underwriting, insurance underwriting and merchant banking. The GLBA imposes new requirements on financial institutions with respect to customer privacy. The GLBA generally prohibits disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually.

     The GLBA contains significant revisions to the FHLB System. In addition to other provisions, the GLBA expands the permissible uses of FHLB advances by community financial institutions (under $500 million in assets) to include funding loans to small businesses, small farms and small agri-businesses. The GLBA contains a variety of other provisions including a prohibition against ATM surcharges unless the customer has first been provided notice of the imposition and amount of the fee. Legends Bank does not anticipate a material impact on its operation from this legislation at this time.

State Regulation of Legends Bank

     Legends Bank, as a Tennessee state chartered bank, is subject to primary supervision, periodic examination and regulation by the TDFI and the FDIC. If as a result of an examination of a bank, the FDIC should determine the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the bank’s operations are unsatisfactory or that the bank or its management is violating or has violated any law or regulation, various remedies are available to the FDIC. Such remedies include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the bank, to assess civil money penalties, to remove officers and directors and ultimately to terminate a bank’s deposit insurance. The Commissioner of the TDFI has many of the same remedial powers, including the power to take possession of a bank whose capital becomes impaired. As of December 31, 2001, Legends Bank is not the subject of any such action by the FDIC or the TDFI.

     The deposits of Legends Bank are insured by the FDIC in the manner and extent provided by law. For this protection, Legends Bank pays a semi-annual statutory assessment. Although Legends Bank is not currently a member of the Federal Reserve System, it is subject to certain regulations of the Federal Reserve Board.

     Various requirements and restrictions under the laws of the State of Tennessee and the United States affect the operations of Legends Bank. State and federal statutes and regulations relate to many aspects of Legends Bank’s operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices and capital requirements. Further, Legends Bank is required to maintain certain levels of capital.

Capital Adequacy

     Under the Federal Reserve Board’s risk-based capital guidelines applicable to Legends Bank, the minimum ratio of capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%. To be considered a “well capitalized” bank under the guidelines, a bank must have a total risk-based capital ratio in excess of 10%. Under these guidelines, at least half of the total capital is to be comprised of common equity, retained earnings and a limited amount of perpetual preferred stock, after subtracting certain intangibles, and certain other adjustments (“Tier 1 capital”). The remainder may consist of perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock, after subtracting certain intangibles, and certain amount of loan loss reserve (“Tier 2 capital”). Banks are subject to similar capital requirements adopted by the FDIC. In addition, the Federal Reserve Board, the FDIC and the Office of the Comptroller of the Currency have adopted a minimum leverage ratio (Tier 1 capital to adjusted quarter average assets) of 4%. Generally, banking organizations are expected to operate well above the minimum required capital level of 4% unless they meet certain specified criteria, including that they have the highest regulatory ratings. Most banking organizations are required maintain leverage ratio of 4% plus an additional cushion of at least 1% to 2%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance upon intangible assets. Failure to meet capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC, issuance of a capital directive, prohibition on the brokered deposits and certain other restrictions.

     On December 31, 2001 Legends Bank had a Tier 1 capital ratio of 18.02%, a total risk-based capital ratio of 19.06% and a leverage ratio of 15.15%.

Payment of Dividends

     The payment of dividends by Legends Financial depends to a great extent on the ability of Legends Bank to pay dividends to Legends Financial. Legends Bank is subject to the Tennessee Banking Act, which provides that Legends Bank may not declare dividends in any calendar year that exceeds the total of its net income of that year combined with its retained net income of the preceding two years without the approval of the TDFI. Thereafter, 10% of net profits must be transferred to capital surplus prior to payment of dividends until capital surplus equals capital stock. Legends Bank is also subject to the minimum capital requirements of the FDIC which impact Legends Bank’s ability to pay dividends. If Legends Bank fails to meet these standards, it may not be able to pay dividends or to accept additional deposits because of regulatory requirements.

     Under current Tennessee tax law, cash dividends paid by Tennessee banks to Tennessee residents are exempt from state income tax. Under federal income tax law, dividends paid by Legends Bank would be considered taxable.

     If, in the opinion of the applicable federal bank regulatory authority, a depository institution is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be such an unsafe and unsound banking practice. Moreover, the Federal Reserve Board, the Comptroller of the Currency and the FDIC have issued policy statements which provide that bank holding companies and insured depository institutions generally should only pay dividends out of current earnings.

     The payment of dividends by Legends Financial may also be affected or limited by other factors, such as the requirement of Legends Bank to maintain adequate capital above regulatory guidelines. On September 17, 2002, Legends Financial’s board of directors declared a stock split to be effected in the form of a stock dividend of one share of Legends Financial’s common stock for every five of its shares issued and outstanding.

Loans in Bankruptcy

     In June and September 2001, Legends Bank made two loans totalling approximately $575,000 to a customer. The loans were secured by medical equipment owned by the borrower. In addition, the loans were guaranteed by a group of physicians. The borrower dissolved and the guarantors subsequently filed for bankruptcy protection. In Management's opinion, the loans were made based on fraudulent representations and are therefore improperly included by the guarantors in the petition for bankruptcy. Management also believes the guarantors have the ability to repay the debt if it is excluded from the bankruptcy. Management is pursuing exclusion of these loans from the bankruptcy. At December 31, 2001, Legends Bank made a specific allocation of $200,000 to the allowance for loan losses related to these loans. In addition, approximately $45,000 has been recovered related to the sale of the medical equipment securing these loans. An additional $330,000 was added to the allowance for loan losses during the first nine months of 2002 related to these loans. A portion of the loans was charged off in the second quarter of 2002. Total charge-offs for the nine months ended September 30, 2002 were $618,000.

     Management believes that the circumstances related to these loans is an isolated occurrence and does not believe that this represents a trend or pattern of poor lending performance or monitoring that would adversely affect the consolidated financial statements.

LEGENDS BANK SELECTED FINANCIAL INFORMATION (UNAUDITED)

	In Thousands,
	Except Per Share Information

	Nine Month				November 12
	Ended	Year Ended	Year Ended	Year Ended	to
	September 31,	December 31,	December 31,	December 31,	December 31,
	2002	2001	2000	1999	1998

BALANCE SHEETS:
End of period:
Total assets	$109,636	90,026	72,037	46,527	17,012
Loans, net	$73,823	62,295	42,163	25,471	3,295
Securities, at market	$24,052	19,740	21,246	11,410	6,344
Deposits	$92,319	73,438	57,497	33,928	8,703
Stockholders’ equity	$13,715	13,070	12,473	12,075	8,284
STATEMENTS OF OPERATIONS:
Interest income	$4,497	5,843	4,693	2,092	132
Interest expense	1,565	2,784	2,443	859	36

Net interest income	2,932	3,059	2,250	1,233	96
Provision for possible loan losses	514	307	246	204	125

Net interest income after provision for possible loan losses	2,418	2,752	2,004	1,029	(29)
Non-interest income	563	593	238	99	1
Non-interest expense	2,600	2,846	2,154	1,575	663

Earnings (loss) before income taxes	381	499	88	(447)	(691)
Income taxes	$—	—	—	—	—

Net earnings (loss)	$381	499	88	(447)	(691)

Comprehensive earnings (loss)	$599	588	245	(623)	(716)

PER SHARE DATA:
Basic earnings (loss) per common share[2]	$.28	.36	.06	(.40)	(.64)

Diluted earnings (loss) per common share[2]	$.27	.36	.06	(.40)	(.64)

Cash dividends per share	$—	—	—	—	—

Book value per share, end of period	$9.97	9.54	9.11	8.92	7.67

	In Thousands
	Except Per Share Information

	Nine Months					November 12,
	Ended	Year Ended	Year Ended	Year Ended		to
	September 30,	December 31,	December 31,	December 31,		December 31,
	2002	2001	2000	1999		1998

RATIOS:
Return on average stockholders’ equity	3.85%	3.92%	0.73%	0.00	%(1)	0.00	%(1)

Return on average assets	0.51%	0.62%	0.15%	0.00	%(1)	0.00	%(1)

Average stockholders’ equity to average assets	13.25%	15.86%	20.43%	26.38%		62.00%

(1)	Legends Bank sustained a loss; therefore, there was no return on assets or equity.
(2)	On September 17, 2002, the stockholders approved a stock split effected in the form of a 1 for 5 stock dividend. All data with respect to earnings per share has been retroactively adjusted to reflect this transaction.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward-Looking Statements

     This Registration Statement on Form 10 contains “forward-looking statements” as defined by the Securities and Exchange Commission that involve risks and uncertainties. When used in this discussion, the words, “believes,” “anticipates,” “contemplates,” “expects,” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate, and therefore, we cannot assure you that the forward-looking statements set out in this report will prove to be accurate. Legends Financial and Legends Bank are not subject to the safe harbor for forward-looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended.

     Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to:

•	economic conditions (both generally and more specifically in the markets in which we operate);

•	competition for our customers from other providers of financial services;

•	government legislation and regulation (which changes from time to time and over which we have no control);

•	changes in interest rates; and

•	material unforeseen changes in the liquidity, results of operations, or financial condition of our customers;

     These risks are difficult to predict and many of them are beyond our control.

Results of Operations for the Nine Months Ended September 30, 2002 Compared to the Nine Months Ended September 30, 2001

General

     Legends Financial had net earnings of $381,000 for the nine months ended September 30, 2002 as compared to a $288,000 net earnings for the same period in 2001. The lower earnings in the prior period were due primarily to employee salaries and other operating expenses necessary to operate a newly opened financial institution. These operating costs are being offset in the current year by interest and other income being generated from operations. On a per share basis, Legends Bank achieved earnings of $.28 and $.21 per common share for the nine months ended September 30, 2002 and 2001.

Net Interest Income

     Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of Legends Financial’s earnings. Total interest income for the nine months ended September 30, 2002 and 2001 was $4,497,000 and $4,381,000, respectively. Total interest expense for the nine months ended September 30, 2002 and 2001 was $1,565,000 and $2,171,000, respectively. This resulted in an increase in net interest income of $722,000 or 32.7% during the first nine months of 2002 as compared to the comparable period in the prior year. Total interest income for the three months ended September 30, 2002 and 2001 was $1,586,000 and 1,504,000, respectively. Total interest expense for the three months ended September 30, 2002 and 2001 was $487,000 and $680,000. The foregoing resulted in an increase in net interest income of $275,000 or 33.4% during the three months ended September 30, 2002 as compared to the same period in the prior year. The increases are a result of substantial decreases in interest rates which had a larger impact on interest expense than interest income. Interest rates are expected to remain stable or decrease slightly before year end. However, management believes that a satisfactory level of loans and deposits can be originated during the remainder of 2002 to provide for greater net interest margin. Management also believes they are adequately positioned to maintain profitability if interest rates fluctuate.

Provision for Possible Loan Losses

     The provision for loan losses represents a charge to earnings necessary to establish an allowance for possible loan losses that, in management’s evaluation, is adequate to provide coverage for estimated losses on outstanding loans and to provide for uncertainties in the economy. The provision for loan losses during the nine month period ended September 30, 2002 was $514,000 as compared to $254,000 for the same period in 2001. The provision for loan losses raised the allowance for possible loan losses but was offset by a large charge off in the current nine month period due to one loan relationship approximating $550,000 resulting in a loan loss reserve of $700,000 at September 30, 2002, a decrease of 7.9% from $755,000 at December 31, 2001. The level of the allowance and the amount of the provision involve evaluation of uncertainties and matters of judgment. Management believes the allowance for possible loan losses at September 30, 2002 to be adequate. The allowance for loan losses was .94% and 1.20% of loans outstanding at September 30, 2002 and December 31, 2001.

Non-Interest Income

     Legends Financial’s non-interest income consists of service charges on deposit accounts, other fees and commissions and security gains. Non-interest income, excluding securities transactions, increased $67,000 or 18.9% during the nine months ended September 30, 2002 as compared to the same period in 2001. The increase for the quarter ended September 30, 2002 was $53,000 or 46.1% as compared to the same period in 2001. The increases were due primarily to increases in service charges on deposit accounts and other fees and commissions and the addition of lock box services. Management projects that other fees and commissions and service charges on deposit accounts will continue to increase during the remainder of 2002 due to growth of Legends Financial.

Non-Interest Expense

     Non-interest expenses consist primarily of employee costs, occupancy expenses, furniture and equipment expenses, data processing expense, advertising expense and other operating expenses. Non-interest expense, excluding securities transactions, increased $478,000 or 22.5% during the nine months ended September 30, 2002 as compared to the same period in 2001. The increase for the quarter ended September 30, 2002 was $161,000 or 22.1% as compared to the same period in 2001. The increases in non-interest expense are attributable primarily to increases in salaries and benefits associated with an increase in the number of employees necessary to support Legends Financial’s expanded operations, which includes the addition of a new branch office. The increase in occupancy expenses was also due to Legends Financial’s expanded operations. Other operating expenses for the nine months ended September 30, 2002 increased to $611,000 from $436,000 for the first nine months of 2001. These expenses include supplies and general operating costs which increased as a result of continued growth of Legends Financial.

Income Taxes

     Due to Legends Bank’s historical losses, there was no income tax expense incurred in the nine months ended September 30, 2002. Taxable income in 2002 was reduced by the carryforward from previous years.

Financial Condition

     Balance Sheet Summary. Legends Financial’s total assets increased 21.8% to $109,636,000 at September 30, 2002 from $90,026,000 at December 31, 2001. Loans, net of allowance for possible loan losses, totaled $73,823,000 at September 30, 2002, a 18.5% increase compared to $62,295,000 at December 31, 2001. Investment securities increased $4,312,000 or 21.8% to $24,052,000 at September 30, 2002. The increase in securities included a net unrealized gain of $218,000 during the nine month period ending September 30, 2002. Federal funds sold increased to $2,361,000 at September 30, 2002.

     Total liabilities increased by 24.6% to $95,921,000 for the nine months ended September 30, 2002 compared to $76,956,000 at December 31, 2001. This increase was composed primarily of a $18,881,000 increase in total deposits during the nine months ended September 30, 2002 and a $500,000 increase in advances from Federal Home Loan Bank. Federal Funds purchased decreased $483,000 to $0 at September 30, 2002 from $483,000 at December 31, 2001.

     Legends Financial follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures”. These pronouncements apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including credit card, residential mortgage, and consumer installment loans.

     A loan is impaired when it is probable that Legends Financial will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, Legends Financial shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses.

     Legends Financial’s first mortgage single family residential, consumer and credit card loans which total approximately $12,092,000, $3,960,000 and $0, respectively at September 30, 2002, are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and thus are not subject to the provisions of SFAS Nos. 114 and 118. Substantially all other loans of Legends Financial are evaluated for impairment under the provisions of SFAS Nos. 114 and 118.

     Legends Financial considers all loans subject to the provisions of SFAS Nos. 114 and 118 that are on nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Delays or shortfalls in loan payments are evaluated with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower’s financial condition, collateral, liquidation value, and other factors that affect the borrower’s ability to pay.

     Generally, at the time a loan is placed on nonaccrual status, all interest accrued on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of outstanding principal is doubtful, such interest received is applied as a reduction of principal. A nonaccrual loan may be restored to accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt. At September 30, 2002 impaired loans which had been placed on non-accrual status totaled $15,000 composed of a single installment consumer loan. There were $18,000 of non-accrual loans outstanding at December 31, 2001.

     Other loans may be classified as impaired when the current net worth and financial capacity of the borrower or of the collateral pledged, if any, is viewed as inadequate. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that Legends Financial will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet Legends Financial criteria for nonaccrual status.

     Generally Legends Financial also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is accrued on such loans that continue to meet the modified terms of their loan agreements. At September 30, 2002, Legends Financial had no loans that have had the terms modified in a troubled debt restructuring.

     Legends Financial charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged-off in the month when they are considered uncollectible.

     As of September 30, 2002, Legends Financial had impaired loans totaling $1,620,000. A specific allocation of $181,000 has been established by management related to these loans. The total amount of interest recognized during the period on impaired loans approximated $102,000 and the average recorded investment for the nine months ended September 30, 2002 was $1,598,000. At December 31, 2001, impaired loans totaled $2,055,000 and had specific allowance for possible loan losses of $146,000 allocated. The impaired loans are generally commercial loans and have been classified as substandard and special mention by management’s internal grading system. The total collateral of these loans approximates $2,014,000.

     The following schedule details selected information as to non-performing loans of Legends Financial at September 30, 2002:

	September 30, 2002		December 31, 2001

	Past Due		Past Due
	90 Days	Non-Accrual	90 Days	Non-Accrual

	(In Thousands)		(In Thousands)
Real estate loans	$60	$—	$—	$—
Installment loans	—	15	—	18
Commercial	—	—	—	—

	$60	$15	$—	$18

Renegotiated loans	$—	$—	$—	$—

Liquidity and Asset Management

     Legends Financial’s management seeks to maximize net interest income by managing Legends Financial’s assets and liabilities within appropriate constraints on capital, liquidity and interest rate risk. Liquidity is the ability to maintain sufficient cash levels necessary to fund operations, meet the requirements of depositors and borrowers and fund attractive investment opportunities. Higher levels of liquidity bear corresponding costs, measured in terms of lower yields on short-term more liquid earning assets and higher interest expense involved in extending liability maturities.

     Legends Financial maintains a formal asset and liability management process to quantify, monitor and control interest rate risk and to assist management in maintaining stability in the net interest margin under varying interest rate environments. Legends Financial accomplishes this process through the development and implementation of lending, funding and pricing strategies designed to maximize net interest income under varying interest rate environments subject to specific liquidity and interest rate risk guidelines.

     Analysis of rate sensitivity and rate gap analysis are the primary tools used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Included in the analysis are cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing and deposit volume and mix. These assumptions are inherently uncertain, and, as a result, net interest income cannot be precisely estimated nor can the impact of higher or lower interest rates on net interest income be precisely predicted. Actual results will differ due to timing, magnitude and frequency of interest rate changes and changes in market conditions and managements strategies, among other factors.

     Legends Financial primarily utilizes certificates of deposit as well as transaction deposit accounts to fund lending activities. When Legends Bank began operations, the level of certificates of deposit was high compared to total deposits. As Legends Bank has grown, however, the reliance on certificates of deposit has lessened. As of September 30, 2002, certificates of deposit represented only 38% of total deposits. The present total includes approximately $5,000,000 in brokered certificates of deposit purchased for interest rate management. Competition in Legends Bank’s market causes the interest rate paid on deposits to remain high. Accordingly, Legends Bank occasionally acquires deposits outside the market at a lower cost. The level of brokered funds utilized is limited by policy and reported to the Board of Directors on a monthly basis.

     Legends Financial’s primary source of liquidity is expected to be a stable core deposit base. In addition, short-term investments, loan payments and investment security maturities provide a secondary source.

     Legends Financial’s securities portfolio consists of earning assets that provide interest income. Securities classified as available-for-sale include securities intended to be used as part of Legends Financial’s asset/liability strategy and/or securities that may be sold in response to changes in interest rate, prepayment risk, the need or desire to increase capital and similar economic factors. Securities totaling approximately $4.1 million mature or will be subject to rate adjustments within the next twelve months.

     A secondary source of liquidity is Legends Financial’s loan portfolio. At September 30, 2002, loans of approximately $33.1 million either will become due or will be subject to rate adjustments within twelve months from the respective date.

     As for liabilities, certificates of deposit of $100,000 or greater of approximately $18.2 million will become due during the next twelve months. Management anticipates that there will be no significant reductions from withdrawable accounts such as negotiable order of withdrawal accounts, money market demand accounts, demand deposit and regular savings accounts in the future.

     Legends Financial has undertaken construction of two branches. One is in Clarksville, Tennessee and is estimated to take $500,000 to complete and will be open in the first quarter of 2003. The second is located in Dover, Tennessee and is estimated to take $1,000,000 to complete and is scheduled to open in the third quarter of 2003.

     There are no known trends or any known commitments, demands, events or uncertainties that will result in or that are reasonably likely to result in Legends Financial’s liquidity changing in any material way.

Capital Position and Dividends

     At September 30, 2002, total stockholders’ equity was $13,715,000 or 12.5% of total assets, which compares with $13,070,000 or 14.5% of total assets at December 31, 2001. The dollar increase in stockholders’ equity during the nine months ended September 30, 2002 results from Legends Bank’s earnings of $381,000, a $218,000 unrealized gain on available-for-sale securities and proceeds from sales of common stock totaling $46,000.

     Legends Financial’s principal regulators have established minimum risk-based capital requirements and leverage capital requirements for the Company. These guidelines classify capital into two categories of Tier I and Total risk-based capital. Total risk-based capital consists of Tier I (or core) capital (essentially common equity less intangible assets) and Tier II capital (essentially qualifying long-term debt, of which Legends Financial has none, and a part of the allowance for possible loan losses). In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending on regulatory assigned levels of credit risk associated with such assets. The risk-based capital guidelines require Legends Financial to have a total risk-based capital ratio of 8.0% and a Tier I risk-based capital ratio of 4.0%. At September 30, 2002, Legends Financial’s total risk-based capital ratio was 17.20% and its Tier I risk-based capital ratio was 16.35%. At December 31, 2001, Legends Financial’s total risk-based capital ratio was 19.1% and its Tier I risk-based capital ratio was 17.7%. The required Tier I leverage capital ratio (Tier I capital to average assets for the most recent quarter) for Legends Financial is 4%. At September 30, 2002, Legends Financial had a leverage ratio of 12.84% compared to 15.2% at December 31, 2001. The ratios are high when compared to industry averages and result from the fact that Legends Financial is a newly chartered institution. It is management’s objective to leverage Legends Financial to approximately a 10% capital ratio. The emphasis will be on asset quality and growth in core deposits both of which should be aided by the large stockholder base.

     There is no established trading market for Legends Financial’s stock. From time to time Legends Financial may acquire shares of its stock to provide some liquidity in the shares. During the quarter ended September 30, 2002, Legends Financial did not redeem any shares of its voting common stock and issued 3,840 shares at $8.33 per share in conjunction with its stock option plan. No shares of Legends Financial’s common voting stock were redeemed for the year ending December 31, 2001. Privately negotiated trades may involve Legends Financial, its directors and officers and, accordingly, may not be reliable indicators of value.

     In December, 1998, the Board of Directors of Legends Bank approved the Legends Bank 1998 Stock Option Arrangement (the “1998 Arrangement”). The 1998 Arrangement provides for the granting of stock options, and authorizes the issuance of common stock upon the exercise of such options, for up to 74,400 shares of common stock, to officers of Legends Bank and up to 33,600 shares of common stock to the Directors of Legends Bank. Under the 1998 Arrangement, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options, and are generally exercisable for up to five years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date. At September 30, 2002, 108,000 shares of the options had been granted at $8.33 per share (480 shares have been forfeited and 20,460 shares have been exercised). At September 30, 2002, 87,060 shares have been granted but not exercised. Of these 87,060 shares, 27,720 are exercisable as of September 30, 2002.

     In April, 2001, the 2001 Stock Option Plan (the “2001 Arrangement”) was approved which provided for the granting of 215,998 shares of stock available for options. Under the 2001 Arrangement, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options and are exercisable over three to six years. At September 30, 2002, 173,160 of the options had been granted at $18.75 per share (none had been forfeited or exercised). At September 30, 2002, 173,160 had been granted and not exercised of which 78,533 were exercisable.

     Legends Financial’s stockholders approved Legends Bank 1998 Stock Option Arrangement (the “1998 Arrangement”) and 2001 Stock Option Plan (the “2001 Arrangement”), respectively. Legends Financial agreed with Legends Bank that it would exchange its options to the holders of stock options under Legends Bank Stock Option Plan on an option-for-option basis. Thus options that were outstanding under Legends Bank Stock Option Plan have been exchanged for options under Legends Financial’s Stock Option Plan.

     In September, 2002, the Board of Directors of Legends Financial declared a stock split to be effected in the form of a stock dividend of one share of Legends Financial’s common stock for every five shares of common stock outstanding. The dividend will be effective October 31, 2002; however, all share and option information contained herein have been retroactively adjusted to reflect the effects of this stock dividend.

Impact of Inflation

     Although interest rates are significantly affected by inflation, the inflation rate is immaterial when reviewing Legends Financial’s results of operations.

Results of Operations for the Years Ended December 31, 2001 and 2000

General

     Legends Bank is a state chartered bank which began operations on November 12, 1998. Legends Bank offers a wide range of banking services, including checking, savings, and money market deposit accounts, certificates of deposit, individual retirement accounts and loans for consumer, commercial and real estate purposes. The area served by Legends Bank is Montgomery County, Tennessee and surrounding counties of Middle Tennessee and Kentucky. Services are provided at the main office and two branches in Clarksville, Tennessee.

Financial Condition

     The following discussion and analysis is designed to assist readers in their analysis of Legends Bank’s financial statements and should be read in conjunction with Legends Bank’s financial statements found elsewhere in this document.

     Balance Sheet Summary. Legends Bank total assets were $90,026,000 and $72,037,000 at December 31, 2001 and 2000, respectively, an increase of 25.0%. Loans, net of allowance for possible loan losses, totaled $62,295,000 and $42,163,000 at December 31, 2001 and 2000, respectively, an increase of 47.7%, and investment securities totaled $19,740,000 and $21,246,000, respectively, a decrease of 7.1%. The increase in assets took place in loans and was primarily funded by an increase in deposits.

     Total liabilities were $76,956,000 and $59,564,000 at December 31, 2001 and 2000, respectively, an increase of 29.2%. Stockholders’ equity was $13,070,000 and $12,473,000, respectively, an increase of 4.8%. A more detailed discussion of assets, liabilities and capital follows.

Loans

     Loan categories are as follows:

	December 31,

	2001		2000

	Amount	Percentage	Amount	Percentage
(In Thousands)
Commercial, financial and agricultural	$17,641	28.0%	$8,781	20.6%
Installment	4,222	6.7	3,104	7.3
Real estate — mortgage	28,441	45.1	23,570	55.2
Real estate — construction	12,746	20.2	7,260	16.9

Total	$63,050	100.0%	$42,715	100.0%

     Loans are a large component of Legends Bank assets and are a primary source of income. The loan portfolio is composed of four primary loan categories: commercial, financial and agricultural; installment; real estate — mortgage; and real estate — construction. The table above sets forth the loan categories and the percentage of such loans in the portfolio at December 31, 2001 and 2000.

     As represented in the table, primary loan growth was in real estate mortgage loans, construction loans and commercial loans. Management is increasing loans in an orderly fashion to maintain quality.

     Banking regulators define highly leveraged transactions to include leveraged buy-outs, acquisition loans, and recapitalization loans of an existing business. Under the regulatory definition, at December 31, 2001 and 2000, Legends Financial had no highly leveraged transactions, and there were no foreign loans outstanding.

     Legends Bank follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures”. These pronouncements apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including credit card, residential mortgage, and consumer installment loans.

     A loan is impaired when it is probable that Legends Bank will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, Legends Bank shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses.

     Legends Bank’s first mortgage single family residential and installment loans which total approximately $9,947,000 and $8,911,000 and $4,222,000 and $3,104,000, respectively at December 31, 2001 and 2000, are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and thus are not subject to the provisions of SFAS Nos. 114 and 118. Substantially all other loans of Legends Bank are evaluated for impairment under the provisions of SFAS Nos. 114 and 118.

     Legends Bank considers all loans subject to the provisions of SFAS Nos. 114 and 118 that are on nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Delays or shortfalls in loan payments are evaluated with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower’s financial condition, collateral, liquidation value, and other factors that affect the borrower’s ability to pay.

     Generally, at the time a loan is placed on nonaccrual status, all interest accrued on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of outstanding principal is doubtful, such interest received is applied as a reduction of principal. A nonaccrual loan may be restored to accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt. At December 31, 2001 and 2000 Legends Bank had $18,000 and $7,000, respectively, of loans on nonaccrual status.

     Loans not on nonaccrual status are classified as impaired in certain cases where there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that Legends Bank will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet Legends Bank’s criteria for nonaccrual status.

     Generally Legends Bank also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is accrued on such loans that continue to meet the modified terms of their loan agreements. At December 31, 2001 and 2000, Legends Bank had no loans that have had the terms modified in a troubled debt restructuring.

     Legends Bank’s charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged-off in the month when they are considered uncollectible.

     As of December 31, 2001 Legends Bank had impaired loans totaling $2,055,000. A specific reserve of $146,000 has been established by management related to these loans. The total amount of interest recognized during the year on impaired loans was $177,000. As of December 31, 2000 Legends Bank had impaired loans totaling $733,000. A specific reserve of $110,000 has been established by management related to these loans. The total amount of interest recognized during the year on impaired loans was $68,000.

     The allowance for possible loan losses is discussed under “Provision for Possible Loan Losses”. Legends Bank maintains its allowance for possible loan losses at an amount considered by management to be adequate to provide for the possibility of loan losses in the loan portfolio. Since Legends Bank is a new organization, management has taken a very conservative approach to the allowance for loan losses. Management has in place a system of quality controls to identify and monitor problem loans. Management believes the allowance for possible loan losses at December 31, 2001 to be adequate.

     Essentially all of Legends Bank’s loans originate from Montgomery and adjacent counties. Legends Bank seeks to exercise prudent risk management in lending, including diversification by loan category and industry segment, as well as by identification of credit risks.

     Legends Bank’s management believes there is a significant opportunity to continue to increase the loan portfolio in Legends Bank’s primary market area. Legends Bank has targeted commercial business lending, commercial and residential real estate lending and consumer lending. Legends Bank seeks to build a loan portfolio which is capable of adjusting to swings in the interest rate market, and it is Legends Bank’s policy to maintain a diverse loan portfolio not dependent on any particular market or industry segment. Management has set a goal for loans to approximate 80% of deposits.

Securities

     Securities decreased 7.1% from $21,246,000 at December 31, 2000 to $19,740,000 at December 31, 2001 and was a primary component of Legends Bank’s earning assets. Legends Bank has adopted the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), “Accounting for Certain Investments in Debt and Equity Securities”. Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

•	Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized costs.

•	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity.

     Legends Bank’s classification of securities as of December 31, 2001 and 2000 is as follows:

	Available-For-Sale

	2001		2000

		Estimated		Estimated
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value

(In Thousands)
U.S. Treasury and other U.S. Government agencies and corporations	$4,363	4,345	$6,503	6,468
Mortgage-backed securities	14,969	15,032	14,496	14,487
Federal Home Loan Bank stock	201	201	131	131
Corporate stock	162	162	160	160

	$19,695	19,740	$21,290	21,246

     No securities have been classified as trading or held-to-maturity securities.

Deposits

     Total deposits, which in the future are expected to be the principal source of funds for Legends Bank, totaled $73,438,000 and $57,497,000 at December 31, 2001 and 2000, respectively, representing an increase of 27.7%. Legends Bank has targeted local consumers, professionals, local governments and commercial businesses as its central clientele; therefore, deposit instruments in the form of demand deposits, savings accounts, money market demand accounts, certificates of deposits and individual retirement accounts are offered to customers.

     Management believes the Montgomery County area is a growing economic market offering growth opportunities for Legends Bank; however, Legends Bank competes with several of the larger banks and bank holding companies that have branch offices in this area; and therefore, no assurances of market growth can be given. Even though Legends Bank is in a very competitive market, management currently believes that its market share will be expanded. Management firmly believes that its position as a locally owned financial institution that offers personalized service will contribute significantly to quality loan and deposit growth and profitability.

Liquidity and Asset Management

     Legends Bank’s management seeks to maximize net interest income by managing Legends Bank’s assets and liabilities within appropriate constraints on capital, liquidity and interest rate risk. Liquidity is the ability to maintain sufficient cash levels necessary to fund operations, meet the requirements of depositors and borrowers and fund attractive investment opportunities. A company has liquidity potential when it has the ability to obtain sufficient funds in a timely manner at a reasonable cost. Legends Bank’s primary source of liquidity is expected to be a stable core deposit base. In addition, short-term investments, loan payments, investment security maturities and Federal Home Loan Bank advances provide a secondary source. Legends Bank’s loan to deposit ratio was approximately 85.9% and 74.3% at December 31, 2001 and December 31, 2000, respectively.

     Legends Bank’s investment portfolio, as represented above, consists of earning assets that provide interest income.

     Funds management decisions must reflect management’s intent to maintain profitability in both the immediate and long-term earnings. Legends Bank’s rate sensitivity position has an important impact on earnings. Senior management of Legends Bank meets monthly to analyze the rate sensitivity position of Legends Bank. These meetings focus on the spread between the subsidiary bank’s cost of funds and interest yields generated primarily through loans and investments.

     Legends Bank presently maintains a liability sensitive position over the 2002 year or a negative gap. Liability sensitivity means that more of Legends Bank’s liabilities are capable of repricing over certain time frames than assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing.

Interest-rate sensitivity gaps:
					1 Year
(In Thousands)	0-30 Days	31-90 Days	91-180 Days	181-365 Days	and Longer	Total

Interest-earning assets	$11,386	$18,375	$1,052	$2,360	$49,617	$82,790
Interest-bearing liabilities	23,547	12,267	16,148	7,117	3,043	62,122

Interest rate sensitivity	$(12,161)	$6,108	$(15,096)	$(4,757)	$46,574	$20,668

Cumulative gap	$(12,161)	$(6,053)	$(21,149)	$(25,906)	$20,668

Interest rate sensitivity gas as a % of total assets	(14.7)%	7.4%	(18.2)%	(5.7)%	56.2%

Cumulative gap as a % of total assets	(14.7)%	(7.3)%	(25.5)%	(31.3)%	25.0%

     Historically, there has been no significant reduction in immediately withdrawable accounts such as negotiable order of withdrawal, money market demand, demand deposit and regular savings accounts. Management does not anticipate that there will be significant withdrawals from these accounts in the future.

     It is anticipated that with present maturities, the anticipated growth in deposit base, and the efforts of management in its asset/liability management program, liquidity will not pose a problem in the foreseeable future. At the present time there are no known trends or any known commitments, demands, events or uncertainties that will result in or that are reasonably likely to result in Legends Bank’s liquidity changing in any material way.

     Legends Bank completed and opened its new main office in January of 2000. In addition to its existing branch, a second branch was opened in January of 2001. Capital investments can be detrimental to a bank’s earnings thus management evaluates the potential growth and profitability at making such expenditures before proceeding. Other than the branch openings, there are no known trends or any known commitments, demands, events or uncertainties that will result in or that are reasonably likely to result in Legends Bank’s liquidity changing in any material way.

Capital Position and Dividends

     At December 31, 2001 and 2000, total stockholders’ equity was $13,070,000 and $12,473,000 or 14.5% and 17.3% of total assets. During 1998, Legends Bank made a public offering with a minimum subscription of $5,000,000 and a maximum subscription of $10,000,000. In connection with the offering Legends Bank issued 900,000 shares of common stock for $9,000,000. During 1999, Legends Bank had a secondary public offering to help fund growth. As part of that offering 66,399 shares were issued at $18.00 per share and 157,273 shares were issued at $20.00 per share for a total of $4,341,000 in capital. Legends Bank also issued an additional 4,170 shares during 1999 related to the initial public offering totaling $73,000 and 1,960 shares during 2000 related to the secondary offering totaling $38,000.

     Legends Bank’s principal regulators have established minimum risk-based capital requirements and leverage capital requirements for Legends Bank. These guidelines classify capital into two categories of Tier I and Total risk-based capital. Total risk-based capital consists of Tier I (or core) capital (essentially common equity less intangible assets) and Tier II capital (essentially qualifying long-term debt, of which Legends Bank has none, and a part of the allowance for possible loan losses). In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending on regulatory assigned levels of credit risk associated with such assets. The risk-based capital guidelines require Legends Bank to have a total risk-based capital ratio of 8.0% and a Tier I risk-based capital ratio of 4.0%. At December 31, 2001 and 2000, Legends Bank’s total risk-based capital ratio was 19.1% and 26.6%, respectively, and its Tier I risk-based capital ratio was 18.0% and 25.4%, respectively. The required Tier I leverage capital ratio (Tier I capital to average assets for the most recent quarter) for Legends Bank is 4%. At December 31, 2001 and 2000, Legends Bank had a leverage ratio of 15.2% and 17.9%, respectively.

     The ratios are high when compared to industry averages and result from the fact that Legends Bank is a newly chartered institution. It is management’s objective to leverage Legends Bank to approximately a 10% capital ratio. The emphasis will be on asset quality and growth in core deposits both of which should be aided by the large stockholder base.

Results of Operations

     Net earnings for the year ended December 31, 2001 were $499,000, an increase of $411,000 or 467.0% from net earnings of $88,000 for the year ended December 31, 2000. Legends Bank sustained a net loss of $447,000 in 1999. The loss in 1999 was primarily a result of employee salaries and other operating expenses necessary to operate a newly opened financial institution and a loan loss provision of $204,000, which was required to maintain an allowance for loan loss compatible to the growth in loans. The earnings in 2001 and 2000 are a result of net interest income increasing as a result of Legends Bank’s growth which is now beginning to offset the overhead costs required to operate a newly established financial institution. Basic and diluted earnings per common shares were $.36 in 2001, $.06 in 2000 and $(.40) in 1999.

Net Interest Income

     Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of Legends Bank’s earnings. Total interest income was $5,843,000, $4,693,000 and $2,092,000 for the years ended December 31, 2001, 2000 and 1999, respectively, and total interest expense was $2,784,000, $2,443,000 and $859,000, respectively. Net interest income for the same periods totaled $3,059,000, $2,250,000 and $1,233,000, respectively. Interest rates fell significantly during 2001 but are expected to remain relatively stable in 2002. The continued growth in interest income and expense are a direct result of growth in earning assets and deposits consistent with the growth of a new bank. The increases in 2001 were slightly offset by falling interest rates. Management believes that a satisfactory level of loans and deposits can be recorded in 2002 to maintain a stable net interest margin.

Provision for Possible Loan Losses

     The provision for loan losses represents a charge to earnings necessary to establish an allowance for possible loan losses that, in management’s evaluation, is adequate to provide coverage for estimated losses on outstanding loans and to provide for uncertainties in the economy. The provision for loan losses for the years ended December 31, 2001, 2000 and 1999 were $307,000, $246,000 and $204,000 respectively. The allowance for possible loan losses were $755,000 and $552,000 at December 31, 2001 and 2000, respectively. The level of the allowance and the amount of the provision involve evaluation of uncertainties and matters of judgment. Management believes the allowance for possible loan losses at December 31, 2001 and 2000 to be adequate. The allowance for loan losses was 1.2% and 1.3% of loans at December 31, 2001 and 2000, respectively.

Non-Interest Income

     Legends Bank’s non-interest income consists of other fees and commissions. Total non-interest income for the year ended 2001 was $593,000 and was $238,000 for the year ended December 31, 2000, an increase of 149.2%. Included in the years ended December 31, 2001 and 2000 non-interest income are security gains of $115,000 and $6,000, respectively. Total non-interest income for 1999 was $99,000 and included security gains of $13,000. Management projects that other fees and commissions and service charges on deposit accounts will increase in 2002 due to growth of Legends Bank.

Non-Interest Expense

     Non-interest expenses consist primarily of employee costs, occupancy expenses, furniture and equipment expenses, and other operating expenses. Total non-interest expense for the year ended December 31, 2001 was $2,846,000 and was $2,154,000 for the year ended December 31, 2000, an increase of 32.10%. Total non-interest expense for 1999 was $1,575,000. The increases in non-interest expense from 2000 to 2001 primarily resulted from increased occupancy expenses resulting from the opening of a new branch early in 2001, expenses related to implementation of a lock box service and increases in employment costs resulting from Bank growth.

Income Taxes

     Due to Legends Bank’s previous losses, 2001 taxable income is reduced to a minimal amount by loss carryforwards from those years.

     The following summaries of statutes and regulations affecting banks do not purport to be complete. Such summaries are qualified in their entirety by reference to the statutes and regulations described.

FDIC Insurance Premiums

     Legends Bank is assessed annually for deposit insurance. Legends Bank’s assessment for 2001 totaled $10,934. The assessments are paid quarterly.

Monetary Policy

     Legends Bank is affected by commercial bank credit policies of regulatory authorities, including the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the national supply of bank credit in order to attempt to combat recessionary and curb inflationary pressures. Among the instruments of monetary policy used by the Federal Reserve Board to implement these objectives are: open market operations in U.S. government securities, changes in discount rates on member borrowings, changes in reserve requirements against bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. These means are used in varying combinations to influence overall growth of bank loans, investments and deposits, and may also affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks, including nonmembers as well as members, in the past and are expected to continue to do so in the future.

Impact of Inflation

     The primary impact which inflation has on the results of Legends Bank’s operations is evidenced by its effects on interest rates. Interest rates tend to reflect, in part, the financial market’s expectations of the level of inflation and, therefore, will generally rise or fall as the level of expected inflation fluctuates. To the extent interest rates paid on deposits and other sources of funds rise or fall at a faster rate than the interest income earned on funds, loans or investments, net interest income will vary. Inflation also impacts on non-interest expenses as goods and services are purchased, although this has not had a significant effect on net earnings. If the inflation rate stays flat or increases slightly, management believes that the effect on earnings will not be significant.

Market Risk

     Legends Bank’s primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of Legends Bank’s assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of Legends Bank’s operations, Legends Bank is not subject to foreign currency exchange or commodity price risk.

     Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. Legends Bank’s rate sensitivity position has an important impact on earnings. Senior management of Legends Bank meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

I.   Distribution of Assets, Liabilities and Stockholders’ Equity:

Interest Rate and Interest Differential

The Schedule which follows indicates the average balances for each major balance sheet item, an analysis of net interest income and the change in interest income and interest expense attributable to changes in volume and changes in rates.

The difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities is net interest income, which is Legends Bank’s gross margin.

In the following Schedule “change due to volume” is the change in volume multiplied by the interest rate for the prior year. “Change due to rate” is the change in interest rate multiplied by the volume for the current year. Changes in interest income and expense not due solely to volume or rate changes are included in the “change due to rate” category.

Non-accrual loans have been included in the loan category. Loan fees of $241,000, $152,000 and $106,000 for 2001, 2000 and 1999, respectively, are included in loan income and represent an adjustment of the yield on these loans.

	In Thousands, Except Interest Rates

	2001			2000			2001/2000 Change

	Average	Interest	Income/	Average	Interest	Income/	Due to	Due to
	Balance	Rate	Expense	Balance	Rate	Expense	Volume	Rate	Total

Loans, net of unearned interest	$51,983	8.59%	4,467	35,120	9.68%	3,400	1,632	(565)	1,067
Investment securities - taxable	20,659	6.41	1,324	16,890	6.99	1,180	263	(119)	144
Federal funds sold	1,134	4.59	52	1,803	6.27	113	(42)	(19)	(61)

Total earning assets	73,776	7.92%	5,843	53,813	8.72	4,693	1,741	(591)	1,150

Cash and due from banks	2,929			2,089
Allowance for possible loan losses	(657)			(431)
Bank premises and equipment	3,409			3,200
Other assets	721			467

Total assets	$80,178			59,138

	In Thousands, Except Interest Rates

	2001			2000			2001/2000 Change

	Average	Interest	Income/	Average	Interest	Income/	Due to	Due to
	Balance	Rate	Expense	Balance	Rate	Expense	Volume	Rate	Total

Deposits:
Negotiable order of withdrawal accounts	$9,918	3.11%	308	3,606	5.35%	193	338	(223)	115
Money market demand accounts	12,016	3.35	403	9,689	5.43	526	126	(249)	(123)
Individual retirement accounts	1,192	5.87	70	898	6.12	55	18	(3)	15
Other savings deposits	785	2.04	16	449	2.67	12	9	(5)	4
Certificates of deposit, $100,000 and over	18,712	5.67	1,061	14,961	6.33	947	237	(123)	114
Certificates of deposit, under $100,000	13,649	5.80	792	10,728	6.18	663	181	(52)	129

Total interest-bearing deposits	56,272	4.71	2,650	40,331	5.94	2,396	947	(693)	254
Demand	7,727	—	—	5,204	—	—	—	—	—

Total deposits	63,999	4.14	2,650	45,535	5.26	2,396	971	(717)	254
Federal funds purchased	357	3.36	12	85	7.06	6	19	(13)	6
Advances from Federal Home Loan Bank	2,451	4.98	122	980	4.18	41	61	20	81

Total deposits and borrowed funds	66,807	4.17	2,784	46,600	5.24	2,443	1,059	(718)	341

Other liabilities	651		—	456		—
Stockholders’ equity	12,720		—	12,082		—

Total liabilities and stockholders’ equity	$80,178		2,784	59,138		2,443

Net interest income			3,059			2,250

Net yield on earning assets		4.15%			4.18%

Net interest spread		3.75%			3.48%

	In Thousands, Except Interest Rates

	2000			1999			2000/1999 Change

	Average	Interest	Income/	Average	Interest	Income/	Due to	Due to
	Balance	Rate	Expense	Balance	Rate	Expense	Volume	Rate	Total

Loans, net of unearned interest	$35,120	9.68%	3,400	15,860	9.31%	1,476	1,793	131	1,924
Investment securities – taxable	16,890	6.99	1,180	8,640	5.72	494	472	214	686
Federal funds sold	1,803	6.27	113	2,455	4.97	122	(32)	23	(9)

Total earning assets	53,813	8.72%	4,693	26,955	7.76	2,092	2,084	517	2,601

Cash and due from banks	2,089			996
Allowance for possible loan losses	(431)			(196)
Bank premises and equipment	3,200			1,504
Other assets	467			149

Total assets	$59,138			29,408

	In Thousands, Except Interest Rates

	2000			1999			2000/1999 Change

	Average	Interest	Income/	Average	Interest	Income/	Due to	Due to
	Balance	Rate	Expense	Balance	Rate	Expense	Volume	Rate	Total

Deposits:
Negotiable order of withdrawal accounts	$3,606	5.35%	193	448	3.35%	15	106	72	178
Money market demand accounts	9,689	5.43	526	5,781	4.15	240	162	124	286
Individual retirement accounts	898	6.12	55	234	5.56	13	37	5	42
Other savings deposits	449	2.67	12	169	1.78	3	5	4	9
Certificates of deposit, $100,000 and over	14,961	6.33	947	6,231	5.12	319	447	181	628
Certificates of deposit, under $100,000	10,728	6.18	663	5,312	5.06	269	274	120	394

Total interest-bearing deposits	40,331	5.94	2,396	18,175	4.73	859	1,048	489	1,537
Demand	5,204	—	—	2,633	—	—	—	—	—

Total deposits	45,535	5.26	2,396	20,808	4.13	859	1,021	516	1,537
Federal funds purchased	85	7.06	6	—	—	—	6	—	6
Advances from Federal Home Loan Bank	980	4.18	41	—	—	—	41	—	41

Total deposits and borrowed funds	46,600	5.24	2,443	20,808	4.13	859	1,065	519	1,584

Other liabilities	456		—	843		—
Stockholders’ equity	12,082		—	7,757		—

Total liabilities and stockholders’ equity	$59,138		2,443	29,408		859

Net interest income			2,250			1,233

Net yield on earning assets		4.18%			4.57%

Net interest spread		3.48%			3.63%

II.   Investment Portfolio:

A.	Securities at December 31, 2001 consist of the following:

	Securities Available-For-Sale

		(In Thousands)
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

U.S. Treasury and other U.S. Government agencies and corporations	$4,363	12	30	4,345
Mortgage-backed securities	14,969	63	—	15,032
Federal Home Loan Bank stock	201	—	—	201
The Bankers Bank stock	162	—	—	162

	$19,695	75	30	19,740

     Securities at December 31, 2000 consist of the following:

	Securities Available-For-Sale

		(In Thousands)
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

U.S. Treasury and other U.S. Government agencies and corporations	$6,503	2	37	6,468
Mortgage-backed securities	14,496	85	94	14,487
Federal Home Loan Bank stock	131	—	—	131
The Bankers Bank stock	160	—	—	160

	$21,290	87	131	21,246

B.	The following schedule details the estimated maturities and weighted average yields of investment securities of Legends Bank at December 31, 2001.

		Estimated	Weighted
	Amortized	Market	Average
Available-For-Sale Securities	Cost	Value	Yields

	(In Thousands)
Obligations of U.S. Treasury and other U.S. Government agencies and corporations:
Less than one year	$—	—	—%
One to five years	610	619	5.822
Five to ten years	—	—	—
More than ten years	4,185	4,160	6.974

Total securities of U.S. Treasury and other U.S. Government agencies and corporations	4,795	4,779	6.828

Other:
Mortgage backed securities	14,537	14,598	5.760
The Bankers Bank stock	162	162	—
Federal Home Loan Bank stock	201	201	—

Total investment securities	$19,695	19,740	6.025%

III.  Loan Portfolio:

A.	Loan Types

The following schedule details the loans of Legends Bank at December 31, 2001 and 2000.

	In Thousands

	2001	2000

Commercial, financial and agricultural	$17,641	8,781
Real estate — construction	12,746	7,260
Real estate — mortgage	28,441	23,570
Installment	4,222	3,104

Total loans	63,050	42,715
Less allowance for possible loan losses	(755)	(552)

Net loans	$62,295	42,163

B.	Maturities and Sensitivities of Loans to Changes in Interest Rates

The following schedule details maturities and sensitivity to interest rate changes for commercial and real estate construction loans of Legends Bank at December 31, 2001.

	(In Thousands)

		1 Year to
	Less Than	Less Than	After 5
	1 Year	5 Years	Years	Total

Maturity Distribution:
Commercial, financial and agricultural*	$10,131	6,684	826	17,641
Real estate — construction	11,931	815	—	12,746

	$22,062	7,499	826	30,387

Interest-Rate Sensitivity:
Fixed interest rates	$2,099	7,499	826	10,424
Floating or adjustable interest rates	19,963	—	—	19,963

Total commercial, financial and agricultural loans plus real estate - construction loans	$22,062	7,499	826	30,387

*	Includes demand loans, bankers acceptances, commercial paper and deposit notes.

C.	Risk Elements

The following schedule details selected information as to non-performing loans of Legends Bank at December 31, 2001 and 2000.

	In Thousands
	except percentages

	2001	2000

Non accrual loans:
Commercial, financial and agricultural	$—	—
Real estate — construction	—	—
Real estate — mortgage	—	—
Installment	18	7
Lease financing receivable	—	—

Total non-accrual	$18	7

Loans 90 days past due:
Commercial, financial and agricultural	$60	—
Real estate — construction	—	—
Real estate — mortgage	—	15
Installment	—	—
Lease financing receivable	—	—

Total loans 90 days past due	$60	15

	In Thousands
	except percentages

	2001	2000

Renegotiated loans:
Commercial, financial and agricultural	$—	—
Real estate — construction	—	—
Real estate — mortgage	—	—
Installment	—	—
Lease financing receivable	—	—

Total renegotiated loans past due	—	—

Loans current — considered uncollectible	$—	—

Total non-performing loans	$78	22

Total loans, net of unearned interest	63,050	42,715

Percent of total loans outstanding, net of unearned interest	.12%	.05%

Other real estate	$174	—

The accrual of interest income is discontinued when it is determined that collection of interest is less than probable or the collection of any amount of principal is doubtful. The decision to place a loan on non-accrual status is based on an evaluation of the borrower’s financial condition, collateral liquidation value, economic and business conditions and other factors that affect the borrower’s ability to pay. At the time a loan is placed on a non-accrual status, the accrued but unpaid interest is also evaluated as to collectibility. If collectibility is doubtful, the unpaid interest is charged off. Thereafter, interest on non-accrual loans is recognized only as received. Legends Bank had $18,000 and $7,000 of loans on non-accrual status at December 31, 2001 and 2000, respectively.

At December 31, 2001 loans totaling $2,055,000 were included in Legends Bank’s internal classified loan list. Of these loans $1,939,000 are commercial and $116,000 are installment. The collateral value related to these loans approximated $2,430,000 ($2,320,000 related to commercial and $110,000 related to installment). At December 31, 2000 loans totaling $733,000 were included in Legends Bank’s internal classified loan list. Of these loans $702,000 are commercial and $31,000 are installment. The collateral value related to these loans approximated $930,000 ($910,000 related to commercial and $20,000 related to installment). Loans are listed as classified when information obtained about possible credit problems of the borrower has prompted management to question to ability of the borrower to comply with the repayment terms of the loan agreement. The loan classifications do not represent or result from trends or uncertainties which management expects will materially impact future operating results, liquidity or capital resources.

At December 31, 2001 and 2000 there were no loan concentrations that exceeded ten percent of total loans other than as included in the preceding table of types of loans. Loan concentrations are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions.

There were no material amounts of other interest-bearing assets (interest-bearing deposits with other banks, municipal bonds, etc.) at December 31, 2001 which would be required to be disclosed as past due, non-accrual, restructured or potential problem loans, if such interest-bearing assets were loans.

IV.   Summary of Loan Loss Experience:

The following schedule details selected information related to the allowance for possible loan loss account of Legends Bank at December 31, 2001 and 2000.

	In Thousands
	except percentages

	2001	2000

Allowance for loan losses at beginning of year	$552	324

Less: net loan charge-offs:
Charge-offs:
Commercial, financial and agricultural	72	2
Real estate — construction	—	—
Real estate — mortgage	—	—
Installment	37	16
Lease financing	—	—

	109	18

Recoveries:
Commercial, financial and agricultural	—	—
Real estate — construction	—	—
Real estate — mortgage	—	—
Installment	5	—
Lease financing	—	—

	5	—

Net loan charge-offs	104	18

Provision for loan losses charged to expense	307	246

Allowance for loan losses at end of year	$755	552

Total loans at end of year	$63,050	42,715

Average total loans outstanding during year	$51,983	35,120

Net charge-offs as a percentage of average total loans outstanding during year	.20%	.05%

Ending allowance for loan losses as a percentage of total loans outstanding at end of year	1.20%	1.29%

The following detail provides a breakdown of the allocation of the allowance for possible loan losses:

	December 31, 2001		December 31, 2000

		Percent		Percent
		of Loans		of Loans
		in Each		in Each
		Category		Category
		to Total		to Total
	In Thousands	Loans	In Thousands	Loans

Commercial, financial and agricultural	$319	28.0%	$292	20.6%
Real estate — construction	113	20.2	94	16.9
Real estate — mortgage	266	45.1	127	55.2
Installment	57	6.7	39	7.3

	$755	100.0%	$552	100.0%

Loans are stated at the principal amount outstanding. Unearned discount, deferred loan fees net of loan acquisition costs, and the allowance for possible loan losses are shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the loan. Unearned discount represents the unamortized amount of finance charges, principally related to certain installment loans. Interest income on most loans is accrued based on the principal amount outstanding.

Legends Bank follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These pronouncements apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including residential mortgage and installment loans.

A loan is impaired when it is probable that Legends Bank will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement.

Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, Legends Bank shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for possible loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for possible loan losses.

Legends Bank's residential mortgage and installment loans are divided into various groups of smaller-balance, homogeneous loans that are collectively evaluated for impairment and, thus, are not subject to the provisions of SFAS Nos. 114 and 118. Substantially all other loans of Legends Bank are evaluated for impairment under the provisions of SFAS Nos. 114 and 118.

Legends Bank considers all loans subject to the provisions of SFAS Nos. 114 and 118 that are on a nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Delays or shortfalls in loan payments are evaluated along with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for possible loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of outstanding principal is doubtful, such cash received is applied as a reduction of principal. A nonaccrual loan may be restored to an accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt.

Loans not on nonaccrual status are classified as impaired in certain cases when there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that Legends Bank will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet Legends Bank's criteria for nonaccrual status.

Generally, Legends Bank also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is generally accrued on such loans that continue to meet the modified terms of their loan agreements.

Legends Bank's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged off in the month when they are considered uncollectible.

The provision for possible loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for possible loan losses at an appropriate level which is adequate to absorb estimated losses inherent in the loan portfolio. Such estimated losses arise primarily from the loan portfolio but may also be derived from other sources, including commitments to extend credit and standby letters of credit. The level of the allowance is determined on a quarterly basis using procedures which include: (1) categorizing commercial and commercial real estate loans into risk categories to estimate loss probabilities based primarily on the historical loss experience of those risk categories and current economic conditions; (2) analyzing significant commercial and commercial real estate credits and calculating specific reserves as necessary; (3) assessing various homogeneous consumer loan categories to estimate loss probabilities based primarily on historical loss experience; (4) reviewing unfunded commitments; and (5) considering various other factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process.

The allowance for possible loan losses consists of an allocated portion and an unallocated, or general portion. The allocated portion is maintained to cover estimated losses applicable to specific segments of the loan portfolio. The unallocated portion is maintained to absorb losses which probably exist as of the evaluation date but are not identified by the more objective processes used for the allocated portion of the allowance due to risk of errors or imprecision. While the total allowance consists of an allocated portion and an unallocated portion, these terms are primarily used to describe a process. Both portions of the allowance are available to provide for inherent loss in the entire portfolio.

The allowance for possible loan losses is increased by provisions for possible loan losses charged to expense and is reduced by loans charged off net of recoveries on loans previously charged off. The provision is based on management's determination of the amount of the allowance necessary to provide for estimated loan losses based on its evaluation of the loan portfolio. Determining the appropriate level of the allowance and the amount of the provision involves uncertainties and matters of judgment and therefore cannot be determined with precision.

V.    Deposits:

The average amounts and average interest rates for deposits for 2001 and 2000 are detailed in the following schedule:

	2001		2000

	Average		Average
	Balance	Average	Balance	Average
	In Thousands	Rate	In Thousands	Rate

Non-interest bearing deposits	$7,727	—%	$5,204	—%
Negotiable order of withdrawal accounts	9,918	3.11%	3,606	5.35%
Money market demand accounts	12,016	3.35%	9,689	5.43%
Individual retirement accounts	1,192	5.87%	898	6.12%
Other savings	785	2.04%	449	2.67%
Certificates of deposit $100,000 and over	18,712	5.67%	14,961	6.33%
Certificates of deposit under $100,000	13,649	5.80%	10,728	6.18%

	$63,999	4.14%	$45,535	5.26%

The following schedule details the maturities of certificates of deposit and individual retirement accounts of $100,000 and over at December 31, 2001.

	In Thousands

	Certificates	Individual
	of	Retirement
	Deposit	Accounts	Total

Less than three months	$9,274	253	9,527
Three to six months	9,539	109	9,648
Six to twelve months	2,399	118	2,517
More than twelve months	851	145	996

	$22,063	625	22,688

VI.    Return on Equity and Assets:

The following schedule details selected key ratios of Legends Bank at December 31, 2001 and 2000.

	2001	2000

Return on assets (Net income divided by average total assets)	0.62%	0.15%
Return on equity (Net income divided by average equity)	3.92%	.73%
Dividend payout ratio (Dividends declared per share divided by net earnings per share)	0.00%	0.00%
Equity to asset ratio (Average equity divided by average total assets)	15.86%	20.43%
Leverage capital ratio (Equity divided by fourth quarter average total assets, excluding the net unrealized loss on available-for-sale securities)	15.15%	17.92%

The minimum leverage capital ratio required by the regulatory agencies is 4%.

Beginning January 1, 1991, new risk-based capital guidelines were adopted by regulatory agencies. Under these guidelines, a credit risk is assigned to various categories of assets and commitments ranging from 0% to 100% based on the risk associated with the asset.

The following schedule details Legends Bank's risk-based capital at December 31, 2001 and 2000 excluding the net unrealized loss on available-for-sale securities which is shown as a deduction in stockholders’ equity in the consolidated financial statements:

	In Thousand
	except percentages

	2001	2000

Tier I capital:
Stockholders’ equity, excluding the net unrealized gain/ loss on available-for-sale securities	$13,025	12,517
Total capital:
Allowable allowance for loan losses (limited to 1.25% of risk-weighted assets)	755	552

Total capital	$13,780	13,069

Risk-weighted assets	$72,291	49,189

Risk-based capital ratios:
Tier I capital ratio	18.02%	25.45%

Total risk-based capital ratio	19.06%	26.57%

Legends Bank is required to maintain a Total capital to risk-weighted asset ratio of 8% and a Tier I capital to risk-weighted asset ratio of 4%. At December 31, 2001, Legends Bank was in compliance with these requirements.

The following schedule details Legends Bank's interest rate sensitivity at December 31, 2001:

	Repricing Within

(In Thousands)	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	Over 1 Year

Earning assets:
Loans, net of unearned interest	$63,050	9,122	17,875	1,004	2,004	33,045
Securities	19,740	2,264	500	48	356	16,572

Total earning assets	82,790	11,386	18,375	1,052	2,360	49,617

Interest-bearing liabilities:
Negotiable order of withdrawal accounts	6,145	6,145	—	—	—	—
Money market demand accounts	12,832	12,832	—	—	—	—
Savings deposits	956	956	—	—	—	—
Certificates of deposit, and individual retirement accounts $100,000 and over	22,688	1,739	7,787	9,648	2,517	997
Certificates of deposit, under $100,000	16,225	1,775	3,458	6,330	2,767	1,895
Individual retirement accounts	776	100	22	170	333	151
Advances from FHLB	2,500	—	1,000	—	1,500	—

Total interest bearing liabilities	62,122	23,547	12,267	16,148	7,117	3,043

Interest-sensitivity gap	$20,668	(12,161)	6,108	(15,096)	(4,757)	46,574

Cumulative gap		(12,161)	(6,053)	(21,149)	(25,906)	20,668

Interest-sensitivity gap as % of total assets		(14.7)%	7.4	(18.2)	(5.7)	56.2

Cumulative gap as % of total assets		(14.7)%	(7.3)	(25.5)	(31.3)	25.0

Legends Bank presently maintains a liability sensitive position over the next twelve months. Management expects that liabilities of a demand nature will renew and that it will not be necessary to replace them with significantly higher cost funds.

Legends Bank primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of Legends Bank's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of Legends Bank’s operations, Legends Bank is not subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. Legends Bank's rate sensitivity position has an important impact on earnings. Senior management of Legends Bank meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

Impact of New Accounting Standards

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS 133 requires all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In June of 1999 the FASB issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133 (SFAS 137). SFAS 137 delays the effective date of SFAS 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. Due to the present limited use of derivative instruments, the adoption of SFAS 133 did not have a significant impact on Legends Bank’s results of operations or its financial position.

     In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133.” SFAS No. 138 provides several technical amendments to SFAS No. 133. Since Legends Bank does not hold any derivative instruments or engage in hedging activities, SFAS No. 138 has not had a significant impact on Legends Bank’s financial position and results of operations.

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment annually. SFAS No. 142 is effective on January 1, 2002. These statements are not expected to have any impact on Legends Bank’s financial position or results of operations.

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Since Legends Bank does not have any legal obligations as described above, this statement is not expected to have any impact on Legends Bank’s financial position or results of operations.

     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144. This statement supersedes SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement is not expected to have a significant impact on Legends Bank’s financial position or results of operations.

     In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 147, Acquisitions of Certain Financial Institutions. SFAS No. 147 amends SFAS No. 72 and FASB Interpretation No. 9 to eliminate all acquisitions of financial institutions other than transactions between mutual enterprises from their scope. Accordingly, the excess of the purchase price paid to acquire a financial institution over the fair value of the identifiable tangible and intangible assets and liabilities acquired now must be recorded as goodwill following SFAS No. 141 and assessed for impairment following SFAS No. 142, Goodwill and Other Intangible Assets. Furthermore, any previously recognized unidentifiable intangible assets resulting from prior business combinations that do not meet SFAS No. 141’s criteria for separate recognition must be reclassified to goodwill. Legends Financial will adopt SFAS 147 immediately, but it will not have any current impact on Legends Bank’s financial position or results of operations.

ITEM 3. DESCRIPTION OF PROPERTY

     Legends Bank’s main banking office was completed and opened for full operations in January 2000. This facility also serves as the principal office of the Company and of Legends Bank. The 14,000 square foot facility is located at 310 North First Street in the central business district of Clarksville. Legends Bank owns the property on which Legends Financial’s principal office is located.

     Legends Bank currently operates three full service banking locations at 310 North First Street, 1950 Madison Street and 2250-O Wilma Rudolph Blvd. Legends Bank leases the property for the offices located on Madison Street and Wilma Rudolph Blvd. Legends Bank owns its mobile branch.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information concerning the beneficial ownership of the common stock of Legends Financial by (i) directors and executive officers of Legends Financial, and (ii) directors and executive officers of Legends Financial as a group. There is no person known to Legends Financial to be the beneficial owner of more than 5% of the outstanding common stock of Legends Financial. The information shown in this table is based on information provided to Legends Financial as of December 31, 2002. On September 17, 2002, Legends Financial’s board of directors declared a stock split to be effected in the form of a dividend of one share of Legends Financial’s common stock for every five shares of its common stock issued and outstanding. The dividend stock was distributed to Legends Financial’s stockholders on or about October 31, 2002.

	Beneficial Ownership of
	Common Stock

		Percentage of
	Number of	Outstanding
	Shares (#)	Common Stock (%)(2)(3)

Name and Address of Beneficial Owner(1)
James D. Amos(4)	51,841	3.76
1800 Business Park Drive Clarksville, Tennessee
Billy P. Atkins(5)	62,684	4.55
310 North First Street Clarksville, Tennessee
Mark Ray Barnett(6)	15,996	1.16
1272 Manning Gate Road Clarksville, Tennessee
Thomas E. Bates, Jr.(7)	33,570	2.43
310 North First Street Clarksville, Tennessee
William D. Dickson, Sr.(8)	14,748	1.07
3000 Spring Creek Village Road Clarksville, Tennessee
Ronald Alan Goad(9)	19,104	1.39
656 Hay Market Road Clarksville, Tennessee
Dick Wright Littleton(10)	16,230	1.18
4400 Hargrove-Marable Road Palmyra, Tennessee
David P. Nussbaumer(11)	15,396	1.12
248 Richaven Road Clarksville, Tennessee
Pravin Chhagan Patel(12)	41,784	3.03
27 Huntington Drive Clarksville, Tennessee
Jan Roberts(13)	29,646	2.15
310 North First Street Clarksville, Tennessee
Jimmy Terry, Sr.(14)	11,320	0.82
303 Hundred Oaks Drive Clarksville, Tennessee
Francis Gene Washer(15)	19,320	1.40
647 Cornwall Road Clarksville, Tennessee
Ralph D. Weiland(16)	7,620	0.55
1953 Norwood Trail Clarksville, Tennessee
Directors and Officers as a group (13 persons)	332,619	24.75

Notes to Beneficial Ownership Chart

Based upon 1,379,083 shares of Legends Financial’s common stock issued and outstanding as of December 31, 2002.

(1)	Business address

(2)	Based upon 1,379,083 shares of Legends Financial’s common stock issued and outstanding as of December 31, 2002.

(3)	Shares of common stock that each director and executive officer has the right to acquire within 60 days of September 30, 2002 are deemed outstanding for computing the percentage ownership of all directors and executive officers having the right to acquire such shares.

(4)	Includes 42,001 shares held in the James D. Amos Trust dated October 24, 1996, 1,200 shares owned by Mr. Amos’ wife, and 8,640 exercisable stock options.

(5)	Includes 6,000 shares held jointly with Mr. Atkins’ wife, 36,951 shares in an IRA, and 19,733 exercisable stock options.

(6)	Includes 6,180 shares jointly held with Mr. Barnett’s wife, 1,800 shares jointly held in custodian accounts for minor children over which Mr. and Mrs. Barnett have sole voting investment power, and 8,016 exercisable stock options.

(7)	Includes 1,800 shares, 4,800 shares held in Mr. Bates’ IRA, 1,320 owned by Mr. Bates’ wife, 210 shares held in custodial accounts for minor children over which Mr. and Mrs. Bates have sole voting investment power, and 25,440 exercisable stock options.

(8)	Includes 6,000 shares held in Mr. Dickson’s IRA, 960 shares held jointly with Mr. Dickson’s wife, and 7,488 exercisable stock options.

(9)	Includes 8,400 shares jointly held with Mr. Goad’s wife, 324 shares held in Mr. Goad’s IRA, 1,020 shares held in Mr. Goad’s wife’s IRA, 3,600 shares held in custodial accounts for minor children over which Mr. and Mrs. Goad have sole voting investment power, and 5,760 exercisable stock options.

(10)	Includes 9,030 shares held jointly with Mr. Littleton’s wife and 7,200 exercisable stock options.

(11)	Includes 8,580 shares held jointly with Mr. Nussbaumer’s wife and 6,816 exercisable stock options.

(12)	Includes 18,000 shares held in the Pravin Patel Irrevocable Trust, 3,000 shares held in Mr. Patel’s IRA, 3,600 shares held jointly with Mr. Patel’s wife, 1,800 shares held in Mr. Patel’s wife’s IRA, 9,240 shares held jointly with children to which Mr. and Mrs. Patel disclaim beneficial ownership, and 6,144 exercisable stock options.

(13)	Includes 720 shares held in Ms. Roberts’ IRA, 5,520 shares held jointly with Ms. Roberts’ husband, 1,806 held jointly with children to which Ms. Roberts disclaims beneficial ownership, and 21,600 exercisable stock options.

(14)	Includes 5,080 shares and 6,240 exercisable stock options.

(15)	Includes 12,000 shares held jointly with Mr. Washer’s wife, 120 shares held in custodial account for a minor child over which Mr. and Mrs. Washer have sole voting investment power, and 7,200 exercisable stock options.

(16)	Includes 2,400 shares held in Mr. Weiland’s IRA and 4,800 exercisable stock options.

There are no arrangements known to Legends Financial, the operation of which may at a subsequent date result in a change of control in Legends Financial.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the names and certain information, as of September 30, 2002, concerning the directors and executive officers of Legends Financial. Officers serve at the discretion of the Board of Directors. There are no family relationships between the directors and executive officers of Legends Financial. None of the directors or executive officers serves as directors of any other company which has a class of securities registered under, or which is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or any investment company registered under the Investment Company Act of 1940. No director of Legends Financial is a director or executive officer of another bank holding company, bank, savings and loan association, or credit union. The directors and executive officers of Legends Financial and their occupations for the last five years are as follows:

		Positions and Offices
		Held with the	Expiration of Term	Initial
Name	Age	Company	as Director	Election as Director

James D. Amos	67	Director	2003	4-16-1999
Billy P. Atkins	59	President, Chief Executive Officer and Director	2005	4-16-1999
Mark R. Barnett	44	Director	2004	4-16-1999
Thomas E. Bates, Jr.	38	Executive Vice President, Chief Financial Officer and Director	2005	4-16-1999
Dwight Dickson	64	Director	2004	4-16-1999
Ronald Goad	42	Director	2004	4-16-1999
Dick Littleton	53	Director	2005	4-16-1999
David Nussbaumer	69	Chairman, Director	2003	4-16-1999
Pravin C. Patel	51	Director	2005	4-16-1999
Jan Roberts	47	Senior Vice President/Cashier	N/A	N/A
Jimmy Terry, Sr.	64	Director	2004	4-16-1999
F. Gene Washer	61	Director	2003	4-16-1999
Ralph D. Weiland	58	Director	2003	4-16-1999

     James D. Amos is a director of Legends Financial and Legends Bank and serves as Vice Chairman of the Board of Directors. Mr. Amos is an owner, developer and licensed general contractor of various commercial real estate properties in the Clarksville area. He received his B.S. degree from Belmont University, Nashville Tennessee in 1958.

     Billy P. Atkins is a director of Legends Financial and Legends Bank. He also has served as the President and CEO since the formation of Legends Bank. Mr. Atkins has completed several banking courses with the American Institute of Banking and the Tennessee Bankers Association. He is a graduate of the Tennessee Bankers Association Consumer

School and Commercial Lending School, and a past trustee of the Tennessee Bankers Association Consumer Lending School. Mr. Atkins also graduated from The School of Banking of the South at LSU in 1977.

     Mark R. Barnett is a director of Legends Financial and Legends Bank. Mr. Barnett has been in the Agri-Business for 30 years. He is a partner in the KY-TN Livestock Company and Barnett Farms.

     Thomas E. Bates, Jr. is a director of Legends Financial and Legends Bank. He also has served as the Executive Vice President and CFO since the formation of the Bank. Mr. Bates has a B.A. and MBA in finance from Middle Tennessee State University.

     Dwight Dickson is a director of Legends Financial and Legends Bank. Mr. Dickson is employed with Mann, Smith and Cummings Insurance Company, Inc. in insurance sales.

     Ronald A. Goad is a director of Legends Financial and Legends Bank. Mr. Goad is the co-owner of Goad Construction Company which specializes in the development and construction of residential property.

     Dick Littleton is a director of Legends Financial and Legends Bank. Mr. Littleton is an Affiliate Broker with Prudential Professional Realty, Inc., receiving state and national recognition. He received his B.A. in 1968 from Austin Peay State University and his MA in Education in 1973.

     David Nussbaumer is a director of Legends Financial and Legends Bank and serves as Chairman of the Board of Directors. Mr. Nussbaumer has been a life insurance agent for over 40 years in the Clarksville market as well as Past President of the Clarksville Association of Life Underwriters. He has completed several courses in Charter Life Underwriters and LUTC training.

     Pravin C. Patel is a director of Legends Financial and Legends Bank. He received his B.S. in Electrical Engineering in 1973 from San Francisco State University. Mr. Patel is co-owner of the following hotels: Midtown Inn, Clarksville, Tennessee; Days Inn, Clarksville, Tennessee; Red Roof Inn, Clarksville, Tennessee; Comfort Inn, Villa Rica, Georgia; Royal Inn, Anniston, Alabama; Econo Lodge, Clarksville, Tennessee; Comfort Inn, Oxford, Alabama; and Best Western Inn, Winchester, Tennessee.

     Jan Roberts serves as the Senior Vice President and Cashier since the formation of Legends Bank. She attended Austin Peay State University and graduated from the Graduate School of Banking University of Wisconsin – Madison in 1998.

     Pastor Jimmy Terry, Sr. is a director of Legends Bank. Pastor Terry is the founder of the Tabernacle Baptist Church. In 1977, he graduated from the American Baptist College, Nashville, Tennessee.

     F. Gene Washer is a director of Legends Financial and Legends Bank. Mr. Washer is the Publisher and President of the Clarksville Leaf Chronicle. He received his B.S. in Sociology/Journalism in 1977 from Austin Peay State University.

     Ralph Douglas Weiland is a director of Legends Financial and Legends Bank. Mr. Weiland serves as county executive for Montgomery County. He is a graduate of Austin Peay State University, ex-officio member of the industrial development board of Montgomery County and a member of the Clarksville Area Chamber of Commerce.

ITEM 6. EXECUTIVE COMPENSATION

     The following table sets forth the aggregate compensation paid by Legends Bank to its President and Chief Executive Officer and its Chief Financial Officer for services rendered in all capacities during the years ended December 31, 2002, 2001 and 2000. No other executive officer’s compensation exceeded $100,000 during such years.

Summary Compensation Table

					Long Term
					Compensation

					Awards
		Annual Compensation
					Securities
				Other Annual	Underlying
Name and Principal Position	Year	Salary ($)	Bonus ($)	Compensation ($)(1)	Options (#)

Billy P. Atkins	2002	$136,775	$15,120	$16,228	0
President and Chief Executive Officer	2001	$126,000	$12,000	$3,780	24,000
	2000	$120,000	$0	$6,958	0

Thomas E. Bates, Jr.	2002	$105,725	$11,400	$14,833	0
Executive Vice President and	2001	$95,000	$8,500	$2,850	24,000
Chief Financial Officer	2000	N/A	N/A	N/A	N/A

(1)	Consists of club dues, director fees and 401(k) compensation.

     There were no options for shares of Legends Financial’s common stock granted to Legends Financial’s executive officers in 2002.

     The following table sets forth information regarding the exercise of stock options during 2002 and the option values as of December 31, 2002 for the executive officers.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

			Number of Securities Underlying
			Unexercised		Value of Unexercised In-The-Money
			Options at FY-End 2002 (#)		Options at FY-End 2002 ($) (1)
	Shares Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Billy P. Atkins	—	—	19,733	22,267	$124,848	$31,212
Thomas E. Bates	—	—	25,440	22,560	$166,464	$41,616
Jan Roberts	—	—	21,600	14,400	$124,848	$32,212

(1)	Dollar values were calculated by determining the difference between the price of the common stock on December 31, 2002 ($17.00 per share) and the exercise price of such options.

Director Compensation

     Beginning August 2002, all directors receive $750 for attendance at each Board of Directors meeting and $150 for attendance at each committee meeting, not to exceed two meetings per month. During 2001, all directors received $250 for attendance at each Board of Directors meeting and $50 for attendance at each committee meeting, not to exceed two meetings per month.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Some directors and officers of Legends Financial and Legends Bank and members of their immediate family are customers of Legends Bank and have had and expect to have loan transactions with Legends Bank in the ordinary course of business. In addition, some of the directors and officers of Legends Bank are, at present, as in the past, affiliated with businesses which are customers of Legends Bank and which have had and expect to have loan transactions with Legends Bank in the ordinary course of business. These loans were made in the ordinary course of business and were made on substantially the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. In the opinion of the Board of Directors, these loans do not involve more than a normal risk of collectibility or present other unfavorable features. In addition, no loan to an officer or director exceeds 10% of equity capital.

     In the normal course of business, Legends Bank has made loans at prevailing interest rates and terms to its executive officers, directors and their affiliates aggregating $2,460,000 as of December 31, 2001 or 18.8% of stockholders’ equity and $3,240,000 as of September 30, 2002 or 23.6% of stockholders’ equity.

ITEM 8. DESCRIPTION OF SECURITIES

General

     Legends Financial is authorized by its charter to issue a maximum of 2,000,000 shares of common stock, $1.00 par value per share, and 1,000,000 shares of preferred stock, no designated par value. As of September 30, 2002, there were 1,376,222 shares of Legends Financial’s common stock and no shares of Legends Financial’s preferred stock issued and outstanding. The outstanding shares of Legends Financial’s common stock are fully paid and non-assessable.

     The following is a summary of the material rights and provisions of Legends Financial’s capital stock. This summary does not purport to be complete and is qualified in its entirety by reference to the Charter and Bylaws of Legends Financial and the Tennessee Business Corporation Act.

Common Stock

     Dividend Rights and Limitations on Payment of Dividends. The holders of Legends Financial’s common stock are entitled to receive, pro rata, such dividends and other distributions as and when declared by the Board of

Directors of Legends Financial out of assets and funds legally available therefor. The payment of dividends by Legends Financial depends to a great extent on the ability of Legends Bank to pay dividends. The FDIA prohibits any dividend payments by a bank if Legends Bank is in default in the payment of any assessment due the FDIC. Legends Bank has paid all assessments due and anticipates doing so in the future. Legends Bank may not declare dividends in any calendar year that exceeds the total of its net income of that year combined with its retained net income of the preceding two years without the approval of the TDFI. Also, despite the availability of net or accumulated earnings in later years of operations and the capacity to maintain capital at levels required by governmental regulation, the directors of Legends Financial may choose to retain all earnings for the operation of the business.

     Voting Rights. The holders of Legends Financial’s common stock are entitled to one vote per share on all matters presented for a shareholder vote. There is no provision for cumulative voting. Amendments to the Bylaws may be adopted by majority vote of the entire board of directors or a majority vote of shares represented at any duly constituted shareholders’ meeting. Any change in the Bylaws made by the Board of Directors, however, may be amended or repealed by the shareholders.

     Board of Directors. The business of Legends Financial is managed by Legends Financial’s Board of Directors. Legends Financial’s charter divides the Board into three classes, as nearly equal in number as possible. Directors within each class are elected to serve three-year terms and one-third of the directors sit for election at each annual meeting of shareholders. Under the Bylaws, the affirmative vote of a plurality of all the votes cast at the annual meeting, assuming a quorum is present, is sufficient to elect a director. Any vacancies in the Board of Directors, including any newly created directorships, may be filled by a majority vote of the directors then in office, even if less than a quorum exists. Any director so elected holds office until the annual meeting of shareholders at which the term of the class to which he has been elected expires. The Board is currently comprised of 12 directors. The number of directors serving on the Board may be changed by a resolution adopted by the affirmative vote of the majority of the entire Board of Directors. Each director serves until his or her successor is elected and qualified or until his or her earlier death, resignation, or removal. Any and all directors may be removed either with or without cause by a vote by the shareholders and may be removed with cause by a majority vote of the entire Board. “Cause” includes, but is not limited to, a director willfully or without reasonable cause being absent from any regular or special meeting for the purpose of obstructing or hindering the business of Legends Financial, final conviction of a felony, declaration of unsound mind by court order, adjudication of bankruptcy or conduct otherwise prejudicial to the interest of Legends Financial.

     Liquidation Rights. Upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company, after the payment in full of its debts and other liabilities, the remainder of its assets, if any, are to be distributed pro rata among the holders of Legends Financial’s common stock. Subject to any required regulatory approvals, the Board of Directors of Legends Financial, at their discretion, may authorize and issue debt obligations, whether or not subordinated, without prior approval of the shareholders, thereby further depleting the liquidation value of the common stock.

     Preemptive Rights. The holders of Legends Financial’s common stock do not have preemptive rights to purchase additional shares of capital stock offered by the Company in the future.

     Redemption Rights. Legends Financial’s common stock does not have the right to be redeemed by Legends Financial.

     Conversion Rights. The holders of Legends Financial’s common stock have no conversion rights.

     Liability to Further Calls or to Assessments by the Company. Legends Financial’s common stock is not subject to liability for further calls or to assessments by Legends Financial.

Preferred Stock

     The charter of Legends Financial authorizes the issuance by Legends Financial of up to 1,000,000 shares of preferred stock, no designated par value. The preferred stock may be issued by vote of the Board of Directors without shareholder approval. Shareholders of Legends Financial’s common stock do not have preemptive rights to purchase preferred stock of Legends Financial. The preferred stock may be issued in one or more classes and series, with such designations, full or limited voting rights (or without voting rights), redemption, conversion or sinking fund provisions, dividend rates or provisions, liquidation rights, and other preferences and limitations as the Board of Directors may determine in the exercise of its business judgment. Legends Financial has no present plans to issue any of its preferred stock.

     The preferred stock could be issued in public or private transactions in one or more (isolated or series of) issues. Shares of preferred stock could be issued with rights, including voting, dividend, and liquidation features, superior to those of any series or class of shares. The issuance of shares of the preferred stock could serve to dilute the voting rights or ownership percentage of holders of Legends Financial’s common stock (or any other shares). The issuance of shares of the preferred stock might also serve to delay, defer or prevent a change in control of Legends Financial or to facilitate any such attempt.

Limitation on Director’s Liability and Indemnification

     The Tennessee Business Corporation Act (the “Tennessee Act”) authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of directors’ fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty; (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for unlawful distributions.

     Legends Financial’s charter provides that no director shall be personally liable to Legends Financial or any of its shareholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by Tennessee law. The charter provides that if the Tennessee Act is amended after the effective date of the charter to authorize corporate action further eliminating or limiting the personal liability of the directors, then the liability of a director of Legends Financial will be eliminated or limited to the fullest extent permitted by the laws of the State of Tennessee, as so amended. The inclusion of this provision in the charter may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter shareholders or management from bringing a lawsuit against directors or officers for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted Legends Financial and its shareholders.

     Section 48-18-501, et seq. of the Tennessee Act provides for the indemnification of the directors of a corporation for liability and expenses incurred by them in connection with any threatened, pending, or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, in which they may become involved by reason of being a director of such corporation, or by service, at the request of such corporation, as a director, officer, partner, trustee, employee, or agent of another company. The section permits indemnification if the director (i) acted in good faith; (ii) reasonably believed (A) in case of conduct in his official capacity with the corporation, that his conduct was in its best interest and (B) in all other cases, that his conduct was at least not opposed to its best interests; and (iii) in criminal actions, that he or she had no reasonable cause to believe the conduct to be unlawful. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

     Section 48-18-503 of the Tennessee Act provides that a corporation must, unless limited by its charter, indemnify a director who was wholly successful, on the merits or otherwise, in a defense of any proceeding to which the director was a party because the director is or was a director of a corporation against reasonable expenses incurred by the director in connection with the proceeding. The corporation may advance reasonable expenses to a director who is a party to such proceeding under certain enumerated circumstances. A court of competent jurisdiction may order indemnification of a director if the court determines that the director is entitled to mandatory indemnification under Section 48-18-503, or if it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

     Section 48-18-507 provides that, unless the charter provides otherwise, a corporation may indemnify an officer, employee or agent of such corporation who is not a director to the same extent as it indemnifies directors. A corporation may purchase and maintain insurance on behalf of its directors, officers, employees and agents.

     Legends Financial’s charter provides that the Company shall have the power to indemnify its directors, officers, employees, and agents, to the fullest extent permitted by Tennessee law.

     Legends Financial’s Bylaws require Legends Financial to indemnify to the fullest extent permitted by law any and all persons who may serve or who have served at any time as directors or officers, or who at the request of the Board of Directors of Legends Financial may serve or at any time have served as directors or officers of another corporation in which Legends Financial at such time owned or may own shares of stock or of which it was or may be a creditor, and their respective heirs, administrators, successors, and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit, or proceeding in which they, or any of them, are made parties, or a party, or which may be asserted against them or any of them, by reason of being or having been directors or officers or a director or officer of Legends Financial or such other corporation, except in relation to such matters to which any such director or officer or former director or officer or person shall be adjudged in any action, suit, or proceeding to be liable for his own negligence or misconduct in the performance of his duty. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders, or otherwise.

     Legends Financial has obtained an insurance policy that insures its directors and officers against ceratin liabilities.

Stock Option Plan

     In December, 1998, the Board of Directors of Legends Bank approved the Legends Bank 1998 Stock Option Arrangement (the “1998 Arrangement”). The 1998 Arrangement provides for the granting of stock options and authorizes the issuance of common stock upon the exercise of such options, for up to 74,400 shares of common stock, to officers of Legends Bank and up to 33,600 shares of common stock to the directors of Legends Bank. Under the 1998 Arrangement, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options, and are generally exercisable for up to five years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date. As of September 30, 2002, options to purchase 108,000 shares had been granted at $8.33 per share (480 shares have been forfeited and 20,460 shares have been exercised). As of September 30, 2002, 87,060 shares have been granted but not exercised. Of these 87,060 shares, 27,720 are exercisable as of September 30, 2002.

     In April, 2001, the 2001 Stock Option Plan (the “2001 Arrangement”) was approved by Legends Bank’s Board of Directors, which provided for the granting of 215,998 shares of stock available for options. Under the 2001 Arrangement, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options and are exercisable over three to six years. As of September 30, 2002, options to purchase 173,160 shares had been granted at $18.75 per share (none had been forfeited or exercised). As of September 30, 2002, 173,160 had been granted and not exercised, of which 78,533 were exercisable.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There is no established market for the common stock of Legends Financial. There is no significant likelihood that any such market will develop in the future. There has been isolated trading of the common stock where shareholders wishing to transfer shares would do so in individually negotiated transactions. The following table shows a range of high and low sales prices, to the best of management’s knowledge, for Legends Bank common stock prior to the consummation of the share exchange and Legends Financial’s common stock after the consummation of the share exchange for the periods indicated.

Year		High	Low

2000:	First Quarter	No Trades(1)	No Trades(1)
	Second Quarter	$14.58	$14.58
	Third Quarter	$15.00	$14.58
	Fourth Quarter	$16.67	$15.00
2001:	First Quarter	$18.75	$16.67
	Second Quarter	$18.75	$18.75
	Third Quarter	$18.75	$16.67
	Fourth Quarter	$18.75	$16.67
2002:	First Quarter	$18.75	$15.00
	Second Quarter	$18.75	$15.83
	Third Quarter	$17.50	$15.83

(1)	Management is unaware of any trades in the shares of its common stock for the period indicated.

     The payment of dividends is subject to the discretion of Legends Financial’s board of directors. Legends Financial’s ability to pay dividends is dependent on cash dividends paid to it by Legends Bank. The ability of Legends Bank to pay dividends to the Company is restricted by applicable regulatory requirements. For more information on these restrictions, please see PART I, ITEM 1 “DESCRIPTION OF BUSINESS — Payment of Dividends”. The amount of funds available for dividends is limited to retained earnings subject to maintaining minimum capital ratios established by the FDIC. As of September 30, 2002, Legends Financial had a deficit of ($551,000). Legends Financial does not anticipate that it will be paying cash dividends in the foreseeable future. No assurances can be given that any dividend will be declared or, if declared, what the amount of such dividend would be or whether such dividends would continue in future periods. As of September 30, 2002, Legends Financial had approximately 1,084 shareholders of record of Legends Financial’s common stock.

     On September 17, 2002, Legends Financial’s Board of Directors declared a stock split to be effected in the form of a dividend of one share of Legends Financial’s common stock for each five shares of its common stock issued and outstanding. The dividend stock was distributed to Legends Financial’s stockholders on or about October 31, 2002. The stock prices above have been retroactively adjusted to reflect this stock dividend.

ITEM 2. LEGAL PROCEEDINGS

     On May 31, 2002, Legends Bank filed suit in the United States Bankruptcy Court for the Middle District of Tennessee against two guarantors. On June 13, 2001, and September 28, 2001, Legends Bank made two loans to finance lease/purchase transactions between two corporate entities. The loans were secured by an assignment of the master lease agreement and by the personal guaranties of individuals, including the defendants. The corporate borrower failed to make timely loan payments and ceased operations in October 2001. The defendant guarantors then each filed for personal bankruptcy protection on or about November 15, 2001. Legends Bank is arguing against the discharge of the debts associated with the loans. Legends Bank believes that the loans were obtained fraudulently and should not be included in the bankruptcy proceedings. Additionally, Legends Bank believes that the defendant guarantors can repay the debt through their individual medical practice salaries. Legends Bank is seeking payment of total outstanding debts owed of approximately $596,000 plus attorneys’ fees and costs.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Neither Legends Financial nor Legends Bank has had any disagreements with its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     None.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 48-18-501, et seq. of the Tennessee Business Corporation Act provides for the indemnification of the directors of a corporation for liability and expenses incurred by them in connection with any threatened, pending, or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, in which they may become involved by reason of being a director of such corporation, or by service, at the request of such corporation, as a director, officer, partner, trustee, employee, or agent of another company. The section permits indemnification if the director (i) acted in good faith; (ii) reasonably believed (A) in case of conduct in his official capacity with the corporation, that his conduct was in its best interest and (B) in all other cases, that his conduct was at least not opposed to its best interests; and (iii) in criminal actions, that he or she had no reasonable cause to believe the conduct to be unlawful. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

     Section 48-18-503 of the Tennessee Business Corporation Act provides that a corporation must, unless limited by its charter, indemnify a director who was wholly successful, on the merits or otherwise, in a defense of any proceeding to which the director was a party because the director is or was a director of a corporation against reasonable expenses incurred by the director in connection with the proceeding. The corporation may advance reasonable expenses to a director who is a party to such proceeding under certain enumerated circumstances. A court of competent jurisdiction may order indemnification of a director if the court determines that the director is entitled to mandatory indemnification under Section 48-18-503, or if it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

     Section 48-18-507 provides that, unless the charter provides otherwise, a corporation may indemnify an officer, employee or agent of such corporation who is not a director to the same extent as it indemnifies directors. A corporation may purchase and maintain insurance on behalf of its directors, officers, employees and agents.

     Legends Financial’s charter provides that Legends Financial shall have the power to indemnify its directors, officers, employees, and agents, to the fullest extent permitted by Tennessee law.

     Legends Financial’s Bylaws require Legends Financial to indemnify to the fullest extent permitted by law any and all persons who may serve or who have served at any time as directors or officers, or who at the request of the Board of Directors of Legends Financial may serve or at any time have served as directors or officers of another corporation in which Legends Financial at such time owned or may own shares of stock or of which it was or may be a creditor, and their respective heirs, administrators, successors, and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit, or proceeding in which they, or any of them, are made parties, or a party, or which may be asserted against them or any of them, by reason of being or having been directors or officers or a director or officer of Legends Financial or such other corporation, except in relation to such matters to which any such director or officer or former director or officer or person shall be adjudged in any action, suit, or proceeding to be liable for his own negligence or misconduct in the performance of his duty. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders, or otherwise.

PART F/S

     Legends Financial is a newly incorporated entity and as such has no financial information prior to July 1, 2002. The audited financial statements of Legends Financial’s predecessor entity and wholly-owned subsidiary, Legends Bank, for the years ended December 31, 2001, and 2000 are attached hereto as an exhibit, and the unaudited, condensed financial statements of Legends Financial for the nine months ended September 30, 2002, are attached hereto as an exhibit.

PART III

Item 1. Index of Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBITS

3.1	Charter of Legends Financial Holdings, Inc.*
3.2	Bylaws for Legends Financial Holdings, Inc.*
4	Specimen Stock Certificate for Legends Financial Holdings, Inc.*
10.1	2001 Statutory and Non-Statutory Stock Option Plan for Legends Financial Holdings, Inc., as successor-in-interest to Legends Bank*
21	Subsidiaries of Registrant*
23.1	Consent of Certified Public Accountants*
99.1	Financial Statements of Legends Bank

* Incorporated by reference to Form 10-SB filed by Legends Financial with the Commission on November 22, 2002.

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this amendment no. 3 to the registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 27, 2003	LEGENDS FINANCIAL HOLDINGS, INC.

	By:	/s/ Billy P. Atkins

Billy P. Atkins Chief Executive Officer and President